      As Filed With The Securities And Exchange Commission On June 25, 2002

                                                Registration No. 333-89788

================================================================================
                       Securities And Exchange Commission
                             Washington, D.C. 20549

                            ------------------------
                                    Form S-3

                                 Amendment No. 2
                                       to

                             Registration Statement
                                      Under
                           The Securities Act Of 1933
                            ------------------------

                       Right Management Consultants, Inc.
        -----------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

        Pennsylvania                         8742             23-2153729
        ------------                         ----             ----------
(State or Other Jurisdiction of          (Primary SIC       (I.R.S. Employer
Incorporation or Organization)           Code Number)     Identification Number)

                         1818 Market Street, 33rd Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 988-1588
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                Richard J. Pinola
                             Chief Executive Officer
                       Right Management Consultants, Inc.
                         1818 Market Street, 33rd Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 988-1588
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   Copies To:
      Theodore A. Young, Esquire                  Steven B. Stokdyk, Esquire
       Bradley S. Rodos, Esquire                     Sullivan & Cromwell
Fox, Rothschild, O'Brien & Frankel, LLP       1888 Century Park East, 21st Floor
    2000 Market Street, Tenth Floor                 Los Angeles, CA 90067
   Philadelphia, Pennsylvania 19103                     (310) 712-6600
            (215) 299-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE




                                                  Proposed Maximum        Proposed Maximum
Title of Shares           Amount to Be            Aggregate Price Per     Aggregate Offering      Amount of
to Be Registered          Registered (1)          Unit (2)                Price                   Registration Fee
----------------          ----------------        -----------------       ---------               ----------------
Common Stock              4,427,500               $27.80                   $123,084,500            $11,324.00



(1)  Includes 577,500 shares to cover the underwriters' over-allotment option.

(2) Determined in accordance with Rule 457(c) under the Securities Act of 1933, as amended, as the average of the high and low price per share of Registrant's common stock on the Nasdaq National Market on May 31, 2002.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

PRELIMINARY PROSPECTUS            Subject to Completion           June 25, 2002
-------------------------------------------------------------------------------


3,850,000 Shares


                                      LOGO
                                      RIGHT
                            -------------------------
                            MANAGEMENT CONSULTANTS(R)


Common Stock
-------------------------------------------------------------------------------
We are offering 3,000,000 shares and certain of our shareholders are offering 850,000 shares of our common stock. We will not receive any proceeds from the sale of any common shares sold by the selling shareholders.

Our common stock is quoted on the Nasdaq National Market under the symbol "RMCI." On June 14, 2002, the last reported sale price of our common stock was $23.40 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in "Risk factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                                                            Per Share     Total
--------------------------------------------------------------------------------
Public offering price                                         $         $
--------------------------------------------------------------------------------
Underwriting discount and commissions                         $         $
--------------------------------------------------------------------------------
Proceeds, before expenses, to us                              $         $
--------------------------------------------------------------------------------
Proceeds, before expenses, to the selling shareholders        $         $
--------------------------------------------------------------------------------


We and one of our shareholders have granted the underwriters a 30-day option to purchase up to an additional 577,500 shares of common stock to cover over-allotments at the public offering price per share, less the underwriting discount and commissions.

The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made in New York, New York on
or about   , 2002.



UBS Warburg

              Banc of America Securities LLC

                              Wachovia Securities

                                                     SunTrust Robinson Humphrey

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

-------------------------------------------------------------------------------
    LOGO                                      Right's Global Network
-------------------------------------------------------------------------------






Graphic of World Map showing Right Management Consultants(R) offices in North America, South America, Europe, Middle East & Africa, Japan and Asia-Pacific.








                                                              LOGO
                                                              RIGHT
                                                     -------------------------
                                                     MANAGEMENT CONSULTANTS(R)

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters and the selling shareholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

TABLE OF CONTENTS


        Prospectus summary. . . . . . . . . . . . . . . . . . . . . . . . . .  1
        Risk factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
        Forward-looking statements. . . . . . . . . . . . . . . . . . . . . .  9
        Use of proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
        Dividend policy . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
        Price range of common stock . . . . . . . . . . . . . . . . . . . . . 11
        Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
        Selected consolidated financial data. . . . . . . . . . . . . . . . . 13
        Management's discussion and analysis
         of financial condition and results of
         operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
        Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
        Management. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
        Principal and selling shareholders. . . . . . . . . . . . . . . . . . 38
        Description of capital stock. . . . . . . . . . . . . . . . . . . . . 40
        Material U.S. federal tax considerations for
         non-U.S. holders . . . . . . . . . . . . . . . . . . . . . . . . . . 42
        Underwriting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
        Validity of the securities. . . . . . . . . . . . . . . . . . . . . . 46
        Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46
        Where you can find additional
         information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47



Compass, Globe Design, Intellireporting, Intelliscoring, Key Executive Service, Managing the Human Side of Change, The Marvelous Money Machine, Matrix, Partners in Managing Change, People Tech, Right Associates, Right Connection, Right-from-Home, Right Management Consultants, Right Match, TEAMS, Zenith and The Zeroing-In Process (Z.I.P.) are registered service marks of us and our wholly owned subsidiaries.

Career 20/20, eCustom 360, eCustom Survey, Partner Link, PeopleBrand, PeoplePoll, Precision360, Right Access, Right Career Directions, Right Chez Vous, Right Links, Right Partner Link, Right Track, TEAMS International and Thumbprint Design are service marks of us and our wholly owned subsidiaries.

Insight Profiles, Intelligent Consensus, The Right Report and 360(degree) Feedback are registered trademarks of us and our wholly owned subsidiaries.

Brain Trust, CompAssess, LeaderStyle Survey, Right Advantage, Right Search & Selection, SCM2000, Strategic Career Management 2000 and Upward Review are trademarks of us and our wholly owned subsidiaries.

All other trademarks, servicemarks and trade names appearing or incorporated by reference into this prospectus are the property of their owners.

In this prospectus and in the documents incorporated by reference into this prospectus, we refer to market information regarding our operations, which we have obtained from published governmental and industry sources. Although we believe this information to be reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

                 (This page has been left blank intentionally.)

Prospectus summary

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus, including the "Risk factors" section, and the documents we refer you to under "Where you can find additional information," including the documents incorporated by reference into this prospectus, before making an investment in our common stock. All references to "Right Management Consultants," "Right Management," "the company," "our," "us" and "we" in this prospectus mean Right Management Consultants, Inc. and its subsidiaries.

ABOUT OUR COMPANY

We are a leading global provider of career transition and organizational consulting services. We were founded in 1980 as a local executive career transition services firm and since then we have grown to offer a full spectrum of services to meet the global workforce management needs of our clients and their employees. Based on pro forma revenues, including Coutts Consulting Group Limited, we believe that we are the largest provider of career transition services in each of North America, Europe and Asia (excluding Japan), and the second-largest provider in Japan. We provide our services to clients from over 300 offices in over 35 countries. For the three months ended March 31, 2002, on a pro forma basis including our recent acquisition of Coutts, we generated approximately 51% of our revenues from the United States, 28% from Europe, 10% from Japan, 6% from Canada, 4% from the Asia-Pacific region (excluding Japan) and 1% from Brazil.

Career Transition Services

Our career transition services help our clients plan and implement business initiatives that entail reductions in their workforces. We are retained exclusively by employers to provide services to their displaced employees on an individual or group basis to assist them in finding new employment. We provided career transition services to approximately 5,100 client companies during 2001, including a majority of the companies that comprise the Fortune
500. Our career transition services provided approximately 83% of our total revenue for the year ended December 31, 2001.

Individual Career Transition Services. Historically, approximately 75% of our career transition revenue is generated from individual career transition services. Our individual career transition services for employers include advice on conducting the termination interview, terms of severance pay and other termination benefits. Our services to terminated employees include:

o assistance in handling the initial difficulties of separation;

o identifying continuing career goals and options;

o planning an alternative career;

o aiding in the development of skills such as resume writing, effective networking, identifying and researching potential employers, and preparing and rehearsing for interviews;

o continuing consulting and motivation throughout the job search;

o assessing new employment offers and methods of accepting such offers; and

o assisting with financial planning.

Group Career Transition Services. Historically, approximately 25% of our career transition revenue is generated from group career transition services, which consist of providing transition services to groups of employees for employers making large reductions in their workforces due to reorganizations, restructurings or other reasons. Our group programs provide, as their core, seminars for generally up to twelve employees per group, with sessions extending over one to five days, which are often preceded or followed by individual counseling. In addition, we can design, staff or manage career centers for corporate clients that need to provide career transition services in connection with a large-scale reduction in workforce. Career centers are organized like our company offices, and are staffed with our consultants and administrative personnel who provide office support technology and services.

Organizational Consulting Services

We provide organizational consulting services that assist organizations and their employees with:

o Organizational performance - building competencies by identifying the skills, knowledge and personal characteristics that determine success in a given company;

o Leadership development - developing leaders through executive coaching and customized leadership development programs; and

o Talent management - growing talent by attracting, motivating and retaining the best people in a highly competitive talent marketplace.

Our organizational consulting services provided approximately 17% of our total revenue for the year ended December 31, 2001.

Our Growth Strategy

We believe we are well positioned to continue to expand into new markets and offer new services to provide greater value to our clients. To serve our clients better and grow our business, we intend to continue pursuing the following strategic initiatives:

o leverage our global presence to increase our share of services to large multinational clients;

o capitalize on cross-selling opportunities with our existing clients;

o identify and pursue strategic acquisitions;

o build our brand and culture; and

o develop our technology-based tools and delivery capabilities.

Coutts Acquisition

On March 22, 2002, we completed our acquisition of all of the outstanding shares of Atlas Group Holdings Limited, the parent company of Coutts Consulting Group Limited. Coutts is a London-based career transition and organizational consulting services company with operations in Europe, Japan and Canada.

The aggregate consideration paid for Coutts was approximately $106.3 million, including acquisition costs, consisting of approximately $53.6 million in cash, approximately $5.4 million in notes and approximately $44.6 million in cash to repay Atlas' debt. The notes are payable in seven years and bear interest at the rate of 4% per annum. Provisions in the notes allow the noteholders to redeem the notes within six months of issuance.

In connection with the Coutts acquisition, we entered into a credit agreement with a syndicate of lenders, which provides for $180.0 million of financing, consisting of a $90.0 million revolving loan facility and a $90.0 million term loan facility. We drew $130.0 million from these facilities to finance the Coutts acquisition and to repay and terminate our existing credit facility. The lenders under our credit facility include affiliates of the underwriters.

The Coutts acquisition solidifies our position as a leading provider of career transition and organizational consulting services with the addition of significant operations in the United Kingdom, France, Belgium and Japan. In addition, Coutts has operations in Germany, Italy, Switzerland and Ireland, four countries in which we did not have operations prior to the acquisition, and provides additional volume to our existing businesses in Canada, the Netherlands and Spain.

In accordance with accounting principles generally accepted in the United Kingdom, Coutts' revenue for the year ended December 31, 2001 was approximately $92.0 million. Approximately 46% of its revenue was derived in the United Kingdom, approximately 21% in France and approximately 18% in Japan.

Corporate Information

We were incorporated in Pennsylvania in 1980 and are headquartered at 1818 Market Street, Philadelphia, Pennsylvania 19103, telephone (215) 988-1588. We maintain a website at www.right.com. Information on our website does not constitute part of this prospectus.

The offering

Common stock offered by:

Right Management...............................    3,000,000 shares
Selling shareholders...........................      850,000 shares
   Total.......................................    3,850,000 shares
Common stock outstanding after this offering...   18,920,678 shares
Use of proceeds................................   We intend to use the net proceeds from this offering to repay a portion of our debt incurred to fund the Coutts acquisition. Other than our receipt of approximately $5.4 million in proceeds, or approximately $5.7 million if the underwriters' over-allotment option is exercised in full, from the exercise of stock options by selling shareholders to acquire the shares being sold by them in this offering, we will not receive any proceeds from the shares sold by the selling shareholders.



Nasdaq National Market symbol .................   RMCI


The number of shares of our common stock to be outstanding after this offering is based on 15,070,678 shares outstanding as of April 30, 2002. This number does not include, as of April 30, 2002, the following:

o 3,052,022 shares of common stock issuable upon the exercise of outstanding options (including options that may be exercised by the selling shareholders);

o 253,500 shares of common stock reserved for future issuance under our Directors' Stock Option Plan;

o 1,895,798 shares of common stock reserved for future issuance under our 1993 Stock Incentive Plan; or

o 203,598 shares of common stock reserved for future issuance under our 1996 Employee Stock Purchase Plan.

We and one of our shareholders have agreed to sell an aggregate of 577,500 additional shares of common stock if the underwriters exercise in full their over-allotment option, which we describe in "Underwriting." If the underwriters exercise this option in full, 19,498,178 shares of common stock will be outstanding after this offering. Unless otherwise noted, the information in this prospectus assumes the underwriters have not exercised their over-allotment option.

Summary consolidated financial data

The table below presents our summary historical and unaudited pro forma consolidated financial data. We derived our historical consolidated financial data for the years ended December 31, 1999, 2000 and 2001 from our audited consolidated financial statements and the related notes incorporated by reference in this prospectus. We derived our historical consolidated financial data for the three months ended March 31, 2001 and 2002 from our unaudited condensed consolidated financial statements and the notes thereto incorporated by reference in this prospectus. The unaudited pro forma consolidated financial data set forth below gives effect to the Coutts acquisition assuming the transaction was completed January 1, 2001. You should read the pro forma and historical data set forth below together with our pro forma and historical consolidated financial statements and the related notes and "Management's discussion and analysis of financial condition and results of operations" contained elsewhere or incorporated by reference in this prospectus.

The as adjusted consolidated balance sheet data presented below gives effect to the receipt and application by us of the estimated net proceeds from our sale of 3,000,000 shares of common stock in this offering at an assumed offering price of $23.40 per share, after deducting the estimated underwriting discount and offering expenses payable by us and giving effect to our receipt of approximately $5.4 million in proceeds from the exercise of stock options by the selling shareholders to acquire the 850,000 shares being sold by them in this offering.


                                                             Years ended December 31,                Three months ended March 31,
                                                   -------------------------------------------    ---------------------------------
                                                                          Actual    Pro forma                 Actual     Pro forma
 Consolidated income statement data:                1999      2000(1)      2001        2001       2001(2)     2002(2)       2002
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                        (in thousands, except per share data)
Revenue........................................    $181,324   $184,252    $315,424    $403,867     $61,159      $97,263    $123,046
Expenses.......................................     165,483    166,304     275,631     361,185      54,281       80,080     104,275
                                                   --------   --------    --------    --------    --------    ---------    --------
Income from operations.........................      15,841     17,948      39,793      42,682       6,878       17,183      18,771
Interest expense, net..........................         675      2,510       2,496       5,088         790          567       1,146
                                                   --------   --------    --------    --------    --------    ---------    --------
Income before income taxes.....................      15,166     15,438      37,297      37,594       6,088       16,616      17,625
Income before cumulative effect of change
 in accounting principle ......................       8,628      8,461      19,174      18,190       3,159        9,212       9,420
Net income (loss)..............................      $8,628    $(2,946)    $19,174     $18,190      $3,159       $9,212      $9,420
                                                   ========   ========    ========    ========    ========    =========    ========
Diluted earnings per share before cumulative
 effect of change in accounting principle......       $0.59      $0.61       $1.22       $1.16       $0.22        $0.57       $0.58
                                                   ========   ========    ========    ========    ========    =========    ========
Other consolidated financial data:
 ----------------------------------------------------------------------------------------------------------------------------------
EBITDA(3)......................................     $26,260    $30,872     $56,127     $65,505     $10,639      $19,928     $23,123
Cash flows from operating activities...........      14,213     13,948      74,290          --      (2,279)      (5,773)         --
Cash flows from investing activities...........     (23,036)   (38,846)    (29,931)         --      (6,345)    (109,981)         --
Cash flows from financing activities...........        (627)    27,374      (7,871)         --       6,663       92,364          --

(1) We adopted Staff Accounting Bulletin No. 101 regarding generally accepted accounting for revenue recognition effective January 1, 2000, which resulted in increased deferred revenue of approximately $19.0 million and a cumulative effect of a change in accounting principle, net of taxes, of approximately $11.4 million in 2000.

(2) Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we discontinued the amortization of our goodwill as of January 1, 2002 and completed our transitional impairment testing of our goodwill and found no indication of impairment. Such impairment testing of goodwill may result in future, periodic write-downs of our goodwill. Our net income was $4.5 million and our diluted earnings per share was $0.32 for the three months ended March 31, 2001, after adjustment to exclude goodwill amortization.

(3) We define EBITDA as income from operations plus depreciation and amortization expenses. We present EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that EBITDA is an additional, meaningful measure of performance and liquidity. You should not consider this information as an alternative to any measure of performance or liquidity under generally accepted accounting principles. Our calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

                                                              March 31, 2002
                                                           ---------------------
Consolidated balance sheet data:                           Actual    As adjusted
--------------------------------------------------------------------------------
                                                              (in thousands)
Cash and cash equivalents .............................    $25,142      $25,142
Working capital (deficit) .............................    (32,791)     (32,791)
Total assets ..........................................    384,568      384,568
Deferred revenue ......................................     81,333       81,333
Total debt ............................................    136,595       65,983
Total shareholders' equity ............................     87,037      157,649

Risk factors

Investing in our common stock involves various risks, including those described below. You should carefully consider these risk factors, together with all other matters contained or incorporated by reference into this prospectus, before investing in our securities. If any of the risks described below or in documents incorporated by reference into this prospectus actually occur, our business, results of operations and financial condition could be materially and adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

Our operations and financial results may suffer if economic conditions on a local, regional, national or international basis improve or change.
The demand for our services, primarily our career transition services, is impacted by local, regional, national and international economic conditions. Generally, stronger economic conditions result in less corporate downsizing and, in turn, less demand for our career transition services. While the recent economic downturn in North America has prompted increased corporate downsizing, enabling us to expand our operations, a decrease in corporate downsizing activity would reduce demand for our career transition services. Additionally, a stronger economy could lead to easier and more rapid job change and reentry, which could reduce demand for career transition services and compress the length of time that our career transition services are required, negatively impacting the prices we can charge our clients for these services.

Alternatively, our operations could be adversely affected by weaker economic conditions, which could lead to reluctance on the part of corporations to incur the expenditures associated with using our services, particularly our organizational consulting services.

We are dependent upon acquisitions and our growth would be limited if these do not proceed as anticipated.
In the past, we have grown our operations both internally and through acquisitions. We have historically acquired companies within the career transition services industry to increase our geographic scope and will continue to consider opportunistic acquisitions of career transition service providers. It is more likely in the future, however, that we will look to acquire organizational consulting service providers, allowing us to expand the geographic scope of our organizational consulting services and to further diversify the type of services we provide. As we look to acquire organizational consulting service firms, increased competition for acquisition candidates may develop, which may result in fewer acquisition opportunities available to us as well as higher acquisition prices for those companies we do acquire.

There can be no assurance that we will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, without substantial cost, delays or other operational or financial problems. Any acquisition involves a number of risks that could have a material adverse effect on our business, financial condition and results of operations, including:

o diversion of management's attention;

o failure to retain key personnel of the companies we acquire;

o incurrence of additional debt or issuance of additional equity;

o unanticipated events or liabilities; and

o write-offs of acquired assets and impairment of intangible assets.

We cannot assure you that our recent or future acquisitions will achieve anticipated revenues and earnings or that any anticipated synergies will be realized.

Risk factors
-------------------------------------------------------------------------------

We may fail to realize the anticipated benefits of the Coutts acquisition, which would reduce our potential earnings.
The success of the Coutts acquisition will depend, in part, on our ability to realize anticipated growth opportunities and synergies from combining our business with the business of Coutts. To realize these anticipated benefits, our management team must develop strategies and execute a business plan that will effectively combine the Coutts business with our business in Europe, Canada and Japan. If our management team is unable to develop strategies and execute a business plan that successfully integrates these operations, the anticipated benefits of the acquisition may not be realized. In particular, the anticipated growth in revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and cash flow may not be realized, which could have an adverse impact on us and the market price of our common stock.

Because we operate in foreign countries, we face additional risks related to foreign political, legal and economic conditions.
Our international business operations are subject to a number of risks, including, but not limited to:

o fluctuations in the value of foreign currencies;

o difficulties in building, integrating and managing foreign operations;

o longer sales cycles;

o different regulatory environments; and

o unexpected legal, economic or political changes in foreign markets.

Our operations could be adversely affected by any of these risks.

Competition from competitors who have greater financial and other resources could harm our business.
We compete against other providers of career transition and organizational consulting services. While we believe we are the world's largest provider of career transition services, our primary national and international competitors in this area are divisions of companies that, as a whole, are much larger than us and have access to financial and other resources which are substantially greater than those available to us. With respect to our organizational consulting services, our competition is primarily regional and highly fragmented, as we compete against local career and other organizational consulting firms that are well established and respected in their particular regions. In the future, we may also face competition from expansion by other companies into the career transition and organizational consulting businesses. Our business and revenues may be adversely affected as a result of increased competitive or pricing pressures.

Our financial results are affected by the timing of large projects.
Our financial results are impacted by large projects that commence or involve a significant amount of activity during a quarter. We cannot predict the timing or nature of these projects in advance. Our deferred revenues are affected by the level of current billings for these projects and their average length, and our revenues and income could be adversely affected by issues relating to these projects. Accordingly, our quarterly financial results may fluctuate and may be more or less than investors' expectations.

We are dependent on a number of key personnel and our business could be harmed if they left us.
As a service business, we depend upon the continued services of our senior executives, including our Chief Executive Officer, Richard J. Pinola, and our President and Chief Operating Officer, John J. Gavin, as well as our sales and consulting personnel. Our success is dependent in large part on the continued services of such employees. The loss of personnel, or the inability to attract or retain new qualified personnel, could harm our business and limit our ability to expand our operations. If we were to lose any of our key personnel, we cannot assure you that we would be able to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. In addition, if one or more of our key employees resigns to join a competitor or to form a competing business, the loss of such personnel could cause us to lose existing or potential clients to such competitor.

Risk factors
-------------------------------------------------------------------------------

Our need to comply with government regulations may limit our growth and increase our expenses in the future.
Although career transition and organizational consulting services are not currently subject to state and federal regulation, such regulation has been considered by legislatures of several states. If such regulations are adopted in the future, we may be prevented from expanding our career transition and organizational services and may be required to devote more resources to compliance programs. Such regulations could also expose us to greater liabilities, which could harm our financial condition and results of operations.

We are dependent in part upon the receipt of royalties from our Affiliates and could be harmed if our relationship with them changed.

Our revenue depends, in part, upon royalties paid to us by our franchisees, which we call Affiliates, equaling 10% of an Affiliate's total gross revenue. Approximately $8.1 million or 2.6% of our revenues in 2001 and $4.1 million or 2.2% of our revenues in 2000 resulted from royalty payments by our Affiliates. While we have no current plans to reduce our royalty rates, there can be no assurance that royalties will continue at such levels. We believe that our relationships with our Affiliates are good, but there can be no assurance that these relationships will remain so. Future deterioration in our relationships with our Affiliates or among our Affiliates themselves, or our inability to collect royalties and fees payable to us by Affiliates, could adversely affect our business and results of operations.

If we fail to meet our clients' expectations, we could damage our reputation and have difficulty attracting new business.
Our ability to secure new business and attract and retain qualified employees depends heavily on our overall reputation and the quality of the services we provide. As a result, if we fail or are unable to meet a client's expectations, we could damage our reputation. Such a failure, along with any other factor that damages our reputation, could adversely affect our ability to attract new business from that client or from other clients. In addition, a negative change in our reputation could affect our ability to attract qualified employees, further impacting our ability to secure new business from current or new clients.

RISKS RELATING TO OUR COMMON STOCK

Our securities may experience price fluctuations, which could result in substantial losses for investors purchasing securities in this offering.
The market price of our common stock has been and continues to be volatile. These price fluctuations may be rapid and severe and may leave investors little time to react. Factors that affect the market price of our common stock include:

o  quarterly variations in operating results;

o announcements of technological innovations or new products or services by us or our competitors;

o general conditions in the career transition and organizational consulting services industries or the industries in which our clients compete;

o  changes in earnings estimates by securities analysts or us; and

o general economic and political conditions, such as recessions and acts of war or terrorism.

There may be risks and your recovery may be limited as a result of our prior use of Arthur Andersen LLP as our independent public accounting firm.
On March 14, 2002, Arthur Andersen LLP, our independent public accounting firm for the years ended December 31, 1992 through 2001, was indicted on federal obstruction of justice charges arising from the U.S. government's investigation of Enron. On April 8, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and hired Ernst & Young LLP as our independent auditors for the year ending December 31, 2002. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent accountant, including those incorporated herein by reference. Because our former audit partner has left Arthur Andersen LLP, we have not been able to obtain the written consent of Arthur Andersen
LLP as required by Section 7 of the Securities Act after reasonable efforts. Accordingly, investors will not be able to sue Arthur Andersen LLP pursuant to
Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

Risk factors
-------------------------------------------------------------------------------


We do not expect to pay cash dividends in the foreseeable future.
Since our initial public offering in 1986, we have not declared or paid cash dividends on our common stock and do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. In addition, the terms of our credit facility prohibit us from paying cash dividends.

Our articles of incorporation could delay or discourage a take-over attempt, which may reduce the chance of a change in control transaction involving a premium to our shareholders.
Our articles of incorporation contain provisions that may delay or discourage a take-over attempt that a shareholder may consider in his or her best interest, including take-over attempts that might result in a premium being paid on shares of our common stock. Specifically, our articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock at the discretion of our board of directors. Our board of directors may fix, from time to time, the designation, limitations and preferences of any such series of preferred stock, without any further action required by shareholders. The right of our board of directors to issue preferred stock at its discretion may make us less attractive to an entity or group considering acquiring control of us or may make an acquisition materially more difficult, resulting in a lower acquisition price per share.

We have entered into employment agreements with our executive officers that contain provisions that could delay or discourage a take-over attempt.
All of our executive officers have change in control provisions in their employment agreements which provide that if their employment is terminated within 18 months of a sale of substantially all of our assets or a controlling interest in our common stock, or the consummation of a merger or consolidation which results in the acquisition of a controlling interest in us, they will receive a severance payment equal to two years compensation. In addition, in the event of a change in control, our Chief Executive Officer, Richard J. Pinola, and our President and Chief Operating Officer, John J. Gavin, would each be entitled to continue their employment with us for the greater of the current term of their employment agreement or two years or to terminate their employment and receive severance payments equal to two years compensation. The rights of our executive officers to receive severance payments in the event of a change in control may make us less attractive to an entity or group interested in acquiring control of us or may make an acquisition materially more difficult, affecting the ability of our shareholders to realize a premium over the then-prevailing price of their shares of common stock.

Forward-looking statements

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "anticipates," "intends" or the negative of any of these terms, or comparable terminology. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. The expectations reflected in forward-looking statements may prove to be incorrect.

A number of factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o improvement of local, regional, national or international economic conditions;

o  competition from other providers and from new delivery technologies;

o the impact of losing one or more key executives or failing to attract and retain additional key personnel;

o  the inability to successfully integrate the Coutts business;

o the inability to identify, acquire or successfully integrate other acquisition candidates; and

o other factors referenced in this prospectus, including those set forth under the caption "Risk factors."

Forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Given these risks and uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce any revisions to the forward-looking statements contained in this prospectus or incorporated by reference to reflect future events or developments.

Use of proceeds

We expect to receive approximately $65.2 million from our sale of 3,000,000 shares of common stock at an assumed offering price of $23.40 per share, or approximately $77.0 million if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discount and offering expenses payable by us. We also expect to receive $5.4 million, or $5.7 million if the underwriters' over-allotment option is exercised in full, in proceeds from the exercise of stock options by the selling shareholders to acquire the shares being sold by them in this offering. We intend to use the net proceeds from this offering to repay a portion of the indebtedness under our credit facility that we used to fund the Coutts acquisition. As a result, a portion of the net proceeds from this offering will be paid to affiliates of the underwriters who are lenders under our credit facility. Our indebtedness under our credit facility bears interest at a variable rate and matures on March 22, 2007. As of May 31, 2002, that indebtedness bore interest at a rate of approximately 4.2% per annum. As a result of the repayment of approximately $70.6 million in indebtedness under our credit facility, the interest rate will be reduced by 0.75% per annum. Additionally, upon the repayment of such indebtedness, the restrictions on our ability to make future acquisitions will not be applicable to us for so long as our leverage ratio does not exceed 1.25 to 1.0 on a pro forma basis.

We will not receive any proceeds from the sale of common stock by the selling shareholders in this offering, except for the aggregate exercise price of stock options exercised by the selling shareholders to acquire the shares being sold by them in this offering.


Dividend policy

Since becoming a public company in 1986, we have not paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. The terms of our credit facility prohibit us from paying cash dividends. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and any other factors our board of directors deems relevant.

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol "RMCI." The following table sets forth the high and low sale prices of our common stock as reported by the Nasdaq National Market for the periods indicated. The prices reflected in the following table have been restated to reflect the three-for-two stock splits of our common stock effective April 6, 2001 and November 1, 2001.



                                                                  High      Low
--------------------------------------------------------------------------------
Year ended December 31, 2000:
 First quarter ..............................................     $6.17    $4.06
 Second quarter .............................................      6.33     3.78
 Third quarter ..............................................      5.33     4.22
 Fourth quarter .............................................      7.11     4.22


                                                                  High      Low
--------------------------------------------------------------------------------
Year ended December 31, 2001:
 First quarter ..............................................    $11.15    $6.67
 Second quarter .............................................     17.99     9.28
 Third quarter ..............................................     21.53    12.46
 Fourth quarter .............................................     27.45    14.60

                                                                  High      Low
--------------------------------------------------------------------------------
Year ending December 31, 2002:
 First quarter ..............................................    $26.03   $13.70
 Second quarter (through June 14, 2002) .....................     33.47    21.85

On June 14, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $23.40 per share. As of June 14, 2002, there were 131 holders of record of our common stock.

Capitalization

The following table sets forth our capitalization as of March 31, 2002:

o on an actual basis; and

o on an as adjusted basis to reflect the receipt and application by us of the estimated net proceeds from our sale of 3,000,000 shares of common stock in this offering at an assumed offering price of $23.40 per share, after deducting the estimated underwriting discount and offering expenses payable by us and after giving effect to our receipt of approximately $5.4 million in proceeds from the exercise of stock options by selling shareholders to acquire the 850,000 shares being sold by them in this offering.



                                                              March 31, 2002
                                                          ----------------------
                                                           Actual    As adjusted
--------------------------------------------------------------------------------
                                                          (in thousands, except
                                                               share data)
Long-term debt and other obligations, including
current portion. .....................................    $136,595      $65,983
Shareholders' equity:
 Preferred stock, $.01 par value, 1,000,000 shares
 authorized, no shares
   issued or outstanding..............................          --           --
 Common stock, $.01 par value, 30,000,000 shares
 authorized,
   17,971,713 issued and 15,054,957 outstanding,
 actual; 21,821,713
   shares issued and 18,904,957 outstanding, as
 adjusted ............................................         180          218
 Additional paid-in-capital ..........................      29,969      100,543
 Treasury stock, at cost, 2,916,756 shares ...........     (13,905)     (13,905)
 Accumulated other comprehensive loss ................      (8,060)      (8,060)
 Retained earnings ...................................      78,853       78,853
                                                          --------     --------
Total shareholders' equity ...........................      87,037      157,649
                                                          --------     --------
Total capitalization .................................    $223,632     $223,632
                                                          ========     ========


The outstanding share information in the table is as of March 31, 2002 and excludes:

o 3,067,743 shares of common stock issuable upon the exercise of outstanding options (including options that may be exercised by the selling shareholders);

o 253,500 shares of common stock reserved for future issuance under our Directors' Stock Option Plan;

o 1,895,798 shares of common stock reserved for future issuance under our 1993 Stock Incentive Plan; and

o 203,598 shares of common stock reserved for future issuance under our 1996 Employee Stock Purchase Plan.

Selected consolidated financial data

You should read the selected consolidated financial data set forth below in conjunction with our historical consolidated financial statements and the related notes and "Management's discussion and analysis of financial condition and results of operations," all of which appear elsewhere or are incorporated by reference in this prospectus. The consolidated income statement data set forth below for the years ended December 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from our audited financial statements incorporated by reference in this prospectus. The consolidated income statement data for the three months ended March 31, 2001 and 2002 and the consolidated balance sheet data as of March 31, 2001 and 2002 have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus and, in the opinion of our management, include all adjustments necessary for a fair presentation of the results of operations for these periods. The consolidated income statement data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements not included or incorporated by reference into this prospectus. The historical results do not necessarily indicate the results you should expect in any future period.


                                                                                                                    Three months
                                                                       Years ended December 31,                    ended March 31,
                                                        ------------------------------------------------------    -----------------
Consolidated income statement data:                       1997       1998        1999      2000(1)      2001      2001(2)   2002(2)

                                                                         (in thousands, except per share amounts)
Revenue.............................................    $125,786   $168,258    $181,324   $184,252    $315,424    $61,159   $97,263
Expenses
 Consultants' compensation..........................      52,085     68,550      71,306     68,350     123,339     25,028    38,058
 Office sales and consulting support................       7,291     10,854      12,282     12,446      24,946      4,278     6,391
 Office depreciation................................       3,200      4,047       5,169      6,090       7,346      1,726     1,799
 Office administration..............................      44,502     52,007      56,565     57,158      79,640     17,026    22,225
 General sales and administration...................      10,209     15,007      14,911     15,426      31,372      4,188    10,661
 Depreciation and amortization......................       3,294      3,992       5,250      6,834       8,988      2,035       946
 Restructuring costs................................         630         --          --         --          --         --        --
                                                        --------   --------    --------   --------    --------    -------   -------
Income from operations..............................       4,575     13,801      15,841     17,948      39,793      6,878    17,183
Interest expense, net...............................        (155)      (729)       (675)    (2,510)     (2,496)      (790)     (567)
                                                        --------   --------    --------   --------    --------    -------   -------
Income before income taxes..........................       4,420     13,072      15,166     15,438      37,297      6,088    16,616
Provision for income taxes..........................       2,009      5,882       6,485      7,039      17,728      2,669     7,150
Minority interest in net income of subsidiaries.....         338        583         343         --         395        260       254
Equity in earnings of unconsolidated joint venture..          --         --         290         62          --         --        --
                                                        --------   --------    --------   --------    --------    -------   -------
Income before cumulative effect of
  change in accounting principle....................       2,073      6,607       8,628      8,461      19,174      3,159     9,212
Net income (loss)...................................      $2,073     $6,607      $8,628    $(2,946)    $19,174     $3,159    $9,212
                                                        ========   ========    ========   ========    ========    =======   =======
Basic earnings per share before cumulative effect of
  change in accounting principle....................       $0.14      $0.44       $0.59      $0.61       $1.33      $0.22     $0.61
                                                        ========   ========    ========   ========    ========    =======   =======
Diluted earnings per share before cumulative effect
  of change in accounting principle.................       $0.14      $0.43       $0.59      $0.61       $1.22      $0.22     $0.57
                                                        ========   ========    ========   ========    ========    =======   =======
Basic weighted average shares outstanding...........      14,841     15,016      14,596     13,788      14,416     14,097    14,991
                                                        ========   ========    ========   ========    ========    =======   =======
Diluted weighted average shares outstanding.........      15,131     15,206      14,738     13,788      15,723     14,627    16,187
                                                        ========   ========    ========   ========    ========    =======   =======

                                                                                                                    Three months
                                                                          Years ended December 31,                 ended March 31,
                                                              ------------------------------------------------    -----------------
Consolidated balance sheet data:                               1997      1998      1999       2000       2001      2001       2002
                                                                            (in thousands, except per share amounts)
Cash, cash equivalents and short-term investments.........    $7,583   $20,800    $11,187   $13,157    $48,655    $10,645   $25,142
Working capital (deficit).................................    15,491    15,281      9,111    12,017     10,953     21,448   (32,791)
Total assets..............................................    81,704   114,595    120,592   165,437    261,115    182,658   384,568
Long-term debt and other obligations, less current portion     8,775     9,065     18,279    52,220     41,426     59,944   112,565
Total shareholders' equity................................    50,450    56,818     55,982    51,935     76,724     51,583    87,037

---------------

(1) We adopted Staff Accounting Bulletin No. 101 regarding generally accepted accounting for revenue recognition effective January 1, 2000, which resulted in increased deferred revenue of approximately $19.0 million and a cumulative effect of a change in accounting principle, net of taxes, of approximately $11.4 million in 2000.

(2) Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we discontinued the amortization of our goodwill as of January 1, 2002 and completed our transitional impairment testing of our goodwill and found no indication of impairment. Such impairment testing of goodwill may result in future, periodic write-downs of our goodwill. Our net income was $4.5 million and our diluted earnings per share was $0.32 for the three months ended March 31, 2001, after adjustment to exclude goodwill amortization.

Selected consolidated financial data
--------------------------------------------------------------------------------
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." SFAS No. 142 establishes a new method of testing goodwill for impairment and requires this testing on an annual basis or on an interim basis if an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying value. Under the provisions of this standard, impairment testing of goodwill must be performed within six months of adopting the standard. Pursuant to SFAS No. 142, we discontinued the amortization of our goodwill as of January 1, 2002, and completed our transitional impairment testing of our goodwill and found no indication of impairment. During the third quarter of 2002, we will again perform impairment testing of our goodwill, including new acquisitions. Impairment testing of goodwill may result in future, periodic write-downs of our goodwill.

Our unaudited income before cumulative effect of change in accounting principle, net income and earnings per share for the three years in the period ended December 31, 2001, adjusted to exclude goodwill amortization, were as follows:

                                                                                                    Years ended December 31,
                                                                                             ------------------------------------
                                                                                               1999           2000         2001
                                                                                             -------        -------       -------

                                                                                            (in thousands, except per share amounts)

Income before cumulative effect of change
   in accounting principle as reported.....................................................   $8,628         $8,461       $19,174
Add back amortization of goodwill, net of tax..............................................    2,154          3,346         4,502
                                                                                             -------        -------       -------
Adjusted income before cumulative effect of change
   in accounting principle.................................................................  $10,782        $11,807       $23,676
                                                                                             =======        =======       =======

Net income as reported.....................................................................   $8,628        $(2,946)      $19,174
Add back amortization of goodwill, net of tax..............................................    2,154          3,346         4,502
                                                                                             -------        -------       -------
Adjusted net income........................................................................  $10,782           $400       $23,676
                                                                                             =======        =======       =======

Basic earnings per share before cumulative effect of change
   in accounting principle as reported.....................................................    $0.59          $0.61         $1.33
Add back amortization of goodwill, net of tax..............................................     0.15           0.24          0.31
                                                                                             -------        -------       -------
Adjusted basic earnings per share before cumulative effect of change
   in accounting principle.................................................................    $0.74          $0.85         $1.64
                                                                                             =======        =======       =======

Diluted earnings per share before cumulative effect of change
   in accounting principle as reported.....................................................    $0.59          $0.61         $1.22
Add back amortization of goodwill, net of tax..............................................     0.14           0.24          0.29
                                                                                             -------        -------       -------
Adjusted diluted earnings per share before cumulative effect of change
   in accounting principle.................................................................    $0.73          $0.85         $1.51
                                                                                             =======        =======       =======

Basic earnings per share as reported.......................................................    $0.59         $(0.21)        $1.33
Add back amortization of goodwill, net of tax..............................................     0.15           0.24          0.31
                                                                                             -------        -------       -------
Adjusted basic earnings per share..........................................................    $0.74          $0.03         $1.64
                                                                                             =======        =======       =======

Diluted earnings per share as reported.....................................................    $0.59         $(0.21)        $1.22
Add back amortization of goodwill, net of tax..............................................     0.14           0.24          0.29
                                                                                             -------        -------       -------
Adjusted diluted earnings per share........................................................    $0.73          $0.03         $1.51
                                                                                             =======        =======       =======

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our pro forma and historical consolidated financial statements and the related notes incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk factors," "Forward-looking statements" and elsewhere in this prospectus and the documents incorporated by reference herein.

OVERVIEW

We are a leading provider of career transition and organizational consulting services. We offer a full spectrum of services to meet the global workforce management needs of client organizations. We provide career transition and organizational consulting services to companies within all industries, including a majority of the companies that comprise the Fortune 500. Our worldwide operations include more than 250 owned offices and 67 affiliate offices, providing us with the ability to service clients from locations in more than 35 countries. For the year ended December 31, 2001, approximately 67% of our revenues were generated in the United States and approximately 33% were generated from our international operations. For the three months ended March 31, 2002, on a pro forma basis including Coutts, approximately 51% of our revenues were generated in the United States and approximately 49% were generated from our international operations.

For the year ended December 31, 2001, we generated approximately 83% of our revenues from our career transition services and 17% of our revenues from our organizational consulting services. For the three months ended March 31, 2002, on a pro forma basis including Coutts, we generated approximately 86% of our revenues from our career transition services and 14% of our revenues from our organizational consulting services. Our career transition services are generally provided on a per employee basis for individual services and on a per employee, per month or fixed fee basis for group services, and our organizational consulting services are generally billed on a per diem basis or with a fixed fee for a specific deliverable.

Since January 1, 1997, we have completed 31 acquisitions using cash, shares of our common stock and debt. Each acquisition has been accounted for as a purchase and the operating results of each entity have been consolidated with our results since the effective date of the respective acquisition. The purchase price of each acquisition has been allocated to the assets acquired based on their estimated fair value at the date of acquisition and is subject to change. These acquisitions have helped us to expand our operations in the United States and internationally, broaden our client base and increase our organizational consulting services.

CRITICAL ACCOUNTING POLICIES AND REVENUE RECOGNITION

Revenue recognition

We recognize revenue for our services under the provisions of Staff Accounting Bulletin No. 101 (SAB 101). SAB 101 generally provides that revenue for time-based services must be recognized over the average length of time that services are provided. In general, we bill our career transition services in advance, resulting initially in deferred revenue. Under SAB 101, we recognize deferred revenue into income over the average period of time our projects remain open. We adopted SAB 101 on December 31, 2000 and recorded the cumulative effect of the change as of January 1, 2000, resulting in a $19.0 million increase in deferred revenue and a $11.4 million charge, net of taxes, to operations at that time. Our recognition of revenue under SAB 101 could be deemed to be a "critical accounting policy" as defined by the SEC to include those accounting policies that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

In general, we recognize career transition revenue on a straight-line basis over the average length of time it takes candidates we are serving to find jobs, based on comprehensive statistical data we maintain. In some

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Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

instances, where statistical data is not available, we recognize career transition revenue on a straight-line basis over the actual life of the agreement with the employer. Historically, the average length of our projects has not changed significantly from quarter to quarter. We generally have more deferred revenue for individual than group career transition services.

The significant factors impacting our deferred revenues are the level of current billings and the average length of our programs. Over time, an increasing volume of new billings results in higher amounts of deferred revenue, while decreasing levels of new billings results in lower amounts of deferred revenue. Similarly, an increase in the length of time our programs remain open increases the amount of deferred revenue, while a decrease in the length of time our programs remain open decreases the amount of deferred revenue.

With respect to our organizational consulting services, we generally bill and recognize consulting contract revenue upon the performance of our obligations under our consulting service contracts. As a result, our organizational consulting services do not typically involve deferred revenues.

Valuation of intangible assets and goodwill
SFAS No. 141, "Business Combinations," requires the use of the purchase method of accounting for all business combinations and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. We have applied SFAS No. 141 in our preliminary allocation of the purchase price for Coutts. Accordingly, a value of $24.0 million was estimated and allocated to amortizable intangible assets as client lists. The valuation of these client lists required us to use our judgment. Non-amortizable goodwill of $94.6 million related to the acquisition of Coutts was also recorded. The purchase price allocation for this acquisition is tentative and is based upon information available at this time, and is subject to change. The annual impairment testing required by SFAS No. 142 will require us to use our judgment and estimates about market conditions and operational performance of acquired businesses.

RESULTS OF OPERATIONS

The following table summarizes our operating results as a percentage of revenue for each of the periods indicated:

                                                                                                                      Three months
                                                                                                                       ended March
                                                                                          Years ended December 31,         31,
                                                                                          ------------------------    -------------
Consolidated income statement data:                                                      1999    2000(1)     2001    2001     2002
-----------------------------------------------------------------------------------------------------------------------------------
Company office revenue................................................................     97.6%    97.8%     97.4%    97.7%   98.0%
Affiliate royalties...................................................................      2.4      2.2       2.6      2.3     2.0
                                                                                          -----    -----     -----    -----   -----
 Revenue..............................................................................    100.0    100.0     100.0    100.0   100.0
Expenses:
 Consultants' compensation............................................................     39.3     37.1      39.1     40.9    39.0
 Office sales and consulting support..................................................      6.8      6.7       7.9      7.0     6.6
 Office depreciation..................................................................      2.8      3.3       2.3      2.8     1.8
 Office administration................................................................     31.2     31.0      25.3     27.8    22.8
 General sales and administration.....................................................      8.2      8.4       9.9      6.9    11.0
 Depreciation and amortization........................................................      2.9      3.7       2.9      3.3     1.0
                                                                                          -----    -----     -----    -----   -----
Income from operations................................................................      8.8      9.8      12.6     11.3    17.8
Interest expense, net.................................................................     (0.4)    (1.4)     (0.8)    (1.3)   (0.6)
                                                                                          -----    -----     -----    -----   -----
Income before income taxes............................................................      8.4      8.4      11.8     10.0    17.2
Provision for income taxes............................................................      3.6      3.8       5.6      4.4     7.4
Minority interest in net income of subsidiaries.......................................      0.2       --       0.1      0.4     0.3
Equity in earnings of unconsolidated joint venture....................................      0.2       --        --       --      --
                                                                                          -----    -----     -----    -----   -----
Income before cumulative effect of change in accounting principle.....................      4.8%     4.6%      6.1%     5.2%    9.5%
                                                                                          =====    =====     =====    =====   =====

---------------
(1) We adopted Staff Accounting Bulletin No. 101 regarding generally accepted accounting for revenue recognition effective January 1, 2000, which resulted in increased deferred revenue of approximately $19.0 million and a cumulative effect of a change in accounting principle, net of taxes, of approximately $11.4 million in 2000.


16

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Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

Our references to office revenue in the table above and the discussion below refer to revenue generated by all of our operations, excluding revenue generated from royalties paid by our Affiliates.

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001

For the three months ended March 31, 2002, revenue generated by our offices increased by 60%, or $35.6 million, from the corresponding quarter in 2001. This increase is due to $3.0 million in incremental revenues from acquisitions consummated subsequent to the first quarter 2001, and to a same office revenue increase of 55%, or $32.6 million.

For the three months ended March 31, 2002, revenue generated by our offices within the career transition line of business increased by 76%, or $35.5 million. This career transition revenue increase is due to $2.0 in incremental revenues from acquisitions and a same office revenue increase of 72%, or $33.4 million. The same office career transition revenue increase reflects a significantly higher volume of business in all geographic locations, as corporations continue to downsize due to changes in business conditions partly due to a weak global economy.

For the three months ended March 31, 2002, revenue generated by our offices within the organizational consulting line of business was essentially flat as compared to the same period in the prior year. Organizational consulting revenue for the first quarter 2002 included $1.0 million in incremental revenues from acquisitions and a same office revenue decrease of 7%, or $0.9 million. The same office organizational consulting revenue decrease also reflects weak economic conditions, primarily in the United States and Europe.

For the three months ended March 31, 2002, Affiliate royalties increased 34%, or $0.5 million, from the corresponding period in 2001. The increase in Affiliate royalties is due to the aforementioned impact of higher sales volume in career transition services due to weak economic conditions across North America.

For the three months ended March 31, 2002, our total office expenses, which include consultants' compensation, office sales and consulting support, office depreciation and office administration, increased 42%, or $20.4 million, from the corresponding period in 2001. This increase is due in part to incremental costs from acquisitions consummated subsequent to the first quarter 2001, totaling $3.5 million. The increase in our office expense is also due to increases in employee incentive provisions, salaries for sales personnel and delivery costs, including adjunct staffing, foreign correspondents and career center staffing.

Our office operating income for the three months ended March 31, 2002 was $26.9 million with an office margin of 28%, compared to operating income of $11.7 million and a margin of 20% for the same period in the prior year. This increase in our office operating income is due to the aforementioned increase in career transition revenues in 2002 as compared to 2001, leveraged across our fixed and managed variable cost structure. This increase in operating income is offset somewhat by a loss of $0.5 million from acquisitions consummated subsequent to the first quarter 2001, which were primarily acquisitions of organizational consulting firms.

For the three months ended March 31, 2002, general sales and administration and depreciation and amortization expenses increased by 87%, or $5.4 million, from the first quarter 2001. These expenses as a percentage of total revenue were 12% for the first quarter 2002 and 10% for the first quarter 2001. The increase in 2002 is due primarily to an increase in incentive costs of $3.1 million, an increase in the provision for bad debts of $1.0 million, an increase in consulting services of $0.6 million and an increase in payroll costs of $0.6 million, offset by a decrease of $1.3 million in amortization expense due to a change in accounting rules.

Net interest expense for the three months ended March 31, 2002 as compared to March 31, 2001 decreased $0.2 million primarily due to a decrease in interest rates in the current year.

The minority interest in net income of subsidiaries for the three months ended March 31, 2002 was $0.3 million and $0.3 million for the three months ended March 31, 2001 for the minority interests related to Right WayStation in Japan, Saad Fellipelli and Coaching in Brazil and Glenoit SL in Spain.

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Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

Our effective tax rate was 43% for the three months ended March 31, 2002 and 44% for the three months ended March 31, 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

For the year ended December 31, 2001, revenue generated by our offices increased by 71%, or $127.2 million, over 2000. This increase is primarily attributable to an increase in same office revenue of 48% and $40.6 million in incremental revenues from acquisitions.

Our career transition services line of business reported total revenues of $254.8 million, which represents an 80% increase from 2000. This increase is due to an increase in same office revenue of 66%, or $93.3 million, and $19.8 million in incremental revenues from acquisitions. The same office revenue increase reflects a significantly higher volume of business in all geographic locations, as corporations continued to downsize in a weakening global economy.

Our consulting line of business reported revenues of $52.5 million, which represents a 37% increase from 2000. This increase is due to $20.9 million in incremental revenues from acquisitions offset by a same office revenue decrease of 18%, or $6.8 million. The same office consulting revenue decrease reflects the weakening economy, primarily in the United States and Europe.

For the year ended December 31, 2001, Affiliate royalties increased 98%, or $4.0 million, from 2000. The increase in Affiliate royalties is attributable to increased business resulting from increased corporate downsizing promoted by weakening economic conditions across North America.

For the year ended December 31, 2001, our total office expenses increased 63%, or $91.2 million, from 2000. This increase is due in part to incremental costs from acquisitions consummated subsequent to the fourth quarter of 2000, totaling $40.6 million. These increased office expenses are also due to increases in salaries for sales personnel and increases in employee incentive provisions and delivery costs, including counseling materials, part-time staff, foreign correspondents, career center staff and other career center costs.

Pursuant to our revenue recognition policy, our deferred revenue as of December 31, 2001 increased 115%, or $32.5 million, from December 31, 2000, reflecting the higher level of career transition billings in 2001.

Our office operating income for the year ended December 31, 2001 was $72.1 million, with a margin of 23%, compared to operating income of $36.1 million, with a margin of 20%, for 2000. This increase in our office operating income is due to the aforementioned increase in career transition revenues in 2001, spread across our fixed cost and variable cost structure.

For the year ended December 31, 2001, general sales and administration expenses and depreciation and amortization expenses increased by 81%, or $18.1 million, from 2000. These expenses as a percentage of total revenue were 13% for 2001 and 12% for 2000. The increase in 2001 is due primarily to an increase in incentive costs of $9.8 million and amortization expense of $1.8 million, and an increase in the bad debt provision of $0.8 million and consulting services of $0.8 million.

Net interest expense for the year ended December 31, 2001 as compared to 2000 was flat. The amount of outstanding debt during 2001 exceeded the outstanding debt during 2000, due to borrowings made in the fourth quarter of 2000 and first quarter of 2001 for acquisition activities and for funding incentives and earnout payments. However, the decrease in interest rates in 2001 resulted in a comparable level of interest expense compared to 2000.

The minority interest in net income of subsidiaries for the year ended December 31, 2001 was $0.4 million for the minority interests related to Right WayStation, Saad Fellipelli, Coaching and Glenoit S.L. The equity in earnings of our unconsolidated joint venture for the year ended December 31, 2000 resulted from our 20% equity interest in Right WayStation at that time.

Our effective tax rate was 48% for the year ended December 31, 2001 and 46% for the year ended December 31, 2000. The increase in the effective tax rate is due to an increase in the impact of non-

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

deductible amortization expense related to acquisitions and incentive compensation amounts that exceeded the maximum deductibility level for income tax purposes.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

For the year ended December 31, 2000, revenue generated by our offices increased by 2%, or $3.2 million, over 1999. This increase was primarily attributable to $13.2 million in incremental revenues from acquisitions offset by a decrease in same office revenue of 6%.

Our career transition services line of business reported total revenues of $141.8 million, which represents a 6% decrease from 1999. The decrease was due to a decrease in same office revenue of 8% offset by $4.1 million in incremental revenues from acquisitions. The same office revenue decrease within the career transition service line of business was impacted by low unemployment rates primarily experienced in the western and northeastern United States and in continental Europe.

Our consulting line of business reported total revenues of $38.4 million, which represents a 44% increase over 1999. The increase was due to $9.1 million in incremental revenues from acquisitions and an increase in same office revenue of 10%. The same office revenue increase within the consulting line of business was primarily experienced throughout North America due to positive economic conditions.

For the year ended December 31, 2000, Affiliate royalties decreased 6% due to the impact of low unemployment rates in North America.

For the year ended December 31, 2000, total office expenses decreased 1%, or $1.3 million, from 1999. This decrease primarily related to a decrease in incentive payments, salaries for delivery personnel, career center staffing, and other general office costs, offset by $10.6 million in incremental costs from acquisitions. Our same office expenses for 2000 decreased 5% in comparison to 1999, illustrating continued cost savings and efficiencies during the year. We experienced an increase in the charges for depreciation and for certain consulting services in 2000 over 1999.

Aggregate office margins were 20% for 2000 and 18% for 1999. This increase was attributable primarily to the previously mentioned increase in consulting revenues and decrease in incentive compensation expense.

For the year ended December 31, 2000, general sales and administration expenses and depreciation and amortization expenses increased by 10%, or $2.1 million, over 1999. This increase was attributable to increased charges for depreciation and amortization, travel expenses, professional fees and pension expenses related to the new supplemental executive retirement plan. General sales and administration expenses and depreciation and amortization expenses as a percentage of total revenues were 12% for 2000 and 11% for 1999.

Our effective tax rate was 46% for the year ended December 31, 2000 and 43% for the year ended December 31, 1999. A higher effective tax rate in 2000 was primarily a result of an increase in non-deductible goodwill from acquisitions completed in 2000 and 1999.

The equity in earnings of unconsolidated joint venture represented our 20% equity interest for Way Station, Inc., which totaled $62,000 for the year ended December 31, 2000 and $290,000 for the year ended December 31, 1999. The minority interest in net income of subsidiaries for the year ended December 31, 1999 was $343,000 for the minority interest related to Davidson & Associates.

The cumulative effect of change in accounting principle, net of taxes, was $11.4 million for the year ended December 31, 2000. This represents the cumulative effect of the change in accounting for revenue recognition related to the adoption of SAB No. 101.

SEASONALITY AND QUARTERLY RESULTS OF OPERATIONS

The demand for our career transition services is impacted by economic conditions on a local, regional, national and international basis. A stronger economy may result in less downsizing and less demand for our career transition services. Our operating results are also subject to seasonality. While seasonality may vary by geographic regions, traditionally, our consolidated operating results are lower in the third quarter

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

(July, August and September) due to vacation time in North America and Europe and higher in the fourth quarter. During 2001, however, corporations continued to downsize their operations during the third quarter resulting in significant career transaction activity during all four quarters of 2001. Our quarterly results are also impacted by large projects during a quarter. The timing of these projects could result in our revenues being higher or a client representing a higher than usual percentage of our revenues for a particular quarter.

The following table, which is unaudited, sets forth certain unaudited consolidated quarterly income statement data for each of the eight fiscal quarters ended March 31, 2002. In our opinion, this information has been prepared on the same basis as the audited financial statements that are incorporated by reference in this prospectus and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly this information in accordance with generally accepted accounting principles. This information should be read together with our consolidated condensed financial statements and the notes thereto incorporated by reference in this prospectus. Our operating results for any quarter are not necessarily indicative for results for any future period.


                                                                             Three months ended
                                         ------------------------------------------------------------------------------------------
                                         June 30,    Sept. 30,   Dec. 31,    Mar. 31,   June 30,    Sept. 30,    Dec. 31,   Mar. 31,
Consolidated income statement data:       2000        2000        2000        2001       2001         2001        2001       2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share data)
Revenue .............................    $45,046     $43,489     $48,082    $61,159     $79,742     $77,771     $96,752     $97,263
Expenses:
 Consultants' compensation ..........     16,419      16,484      17,038     25,028      30,010      31,960      36,341      38,058
 Office sales and consulting support       2,885       3,003       3,551      4,278       6,591       5,040       9,037       6,391
 Office depreciation ................      1,371       1,603       1,650      1,726       1,844       1,802       1,974       1,799
 Office administration ..............     14,410      14,069      14,239     17,026      19,905      19,836      22,873      22,225
 General sales and administration ...      4,240       3,100       4,188      4,188       8,157       7,824      11,203      10,661
 Depreciation and amortization ......      1,646       1,724       1,849      2,035       2,248       2,311       2,394         946
                                         -------     -------     -------    -------     -------     -------     -------     -------
Income from operations ..............      4,075       3,506       5,567      6,878      10,987       8,998      12,930      17,183
Interest expense, net ...............       (602)       (657)       (806)      (790)       (931)       (613)       (162)       (567)
                                         -------     -------     -------    -------     -------     -------     -------     -------
Income before income taxes ..........      3,473       2,849       4,761      6,088      10,056       8,385      12,768      16,616
Provision for income taxes ..........      1,515       1,344       2,315      2,669       4,530       3,840       6,689       7,150
Minority interest in net income of
  subsidiaries and other.............       (241)         47          (9)       260         154         188        (207)        254
                                         -------     -------     -------    -------     -------     -------     -------     -------
Net income ..........................     $2,199      $1,458      $2,455     $3,159      $5,372      $4,357      $6,286      $9,212
                                         =======     =======     =======    =======     =======     =======     =======     =======
Basic earnings per share ............      $0.16       $0.11       $0.17      $0.22       $0.38       $0.30       $0.42       $0.61
                                         =======     =======     =======    =======     =======     =======     =======     =======
Diluted earnings per share ..........      $0.16       $0.11       $0.17      $0.22       $0.35       $0.28       $0.39       $0.57
                                         =======     =======     =======    =======     =======     =======     =======     =======


LIQUIDITY AND CAPITAL RESOURCES

We had cash and cash equivalents of $25.1 million as of March 31, 2002 and $48.7 million as of December 31, 2001. The decrease in cash was primarily a result of paying incentive bonuses to employees in the first quarter 2002 that related to 2001 performance and cash payments in connection with the Coutts acquisition. As of March 31, 2002, we had a working capital deficit of $32.8 million due principally to $81.3 million of deferred revenue and $24.0 million of current debt. Deferred revenue is eventually recognized into income over time, with no cash impact. At December 31, 2001, we had positive working capital of $11.0 million.

Net cash utilized in operating activities amounted to $5.8 million for the three months ended March 31, 2002, as opposed to $74.3 million of net cash generated for the twelve months ended December 31, 2001. The cash used in operating activities for the three months ended March 31, 2002 reflects the aforementioned payment of 2001 incentive bonuses to employees in the first quarter 2002.

Net cash utilized in investing activities amounted to $110.0 million for the three months ended March 31, 2002 and $29.9 million for the twelve months ended December 31, 2001. This investment activity in 2002 is the result of our acquisition of Coutts. Our investment activity in 2001 related to our final payment with respect to our acquisition of a 31% equity interest in Right WayStation Inc., as well as earnouts related to

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

acquisitions made in prior years. Additionally, we continue to purchase equipment and technology to meet the needs of our expanding operations and to enhance our operating efficiency.

Net cash provided by financing activities amounted to $92.4 million for the three months ended March 31, 2002 and net cash utilized in financing activities amounted to $7.9 million for the twelve months ended December 31, 2001. The financing activity for 2002 related to our borrowings in connection with our acquisition of Coutts. Our financing activity for 2001 was primarily related to payments made to complete the acquisition of Right WayStation, Inc. and payments of incentives and earnouts.

In addition to cash flow provided by operations, we have borrowing facilities to provide for increases in our working capital needs as well as to provide for future acquisition opportunities. Prior to March 22, 2002, we had an existing borrowing capacity of up to $60.0 million under a credit facility with our two primary lenders. On March 22, 2002, in connection with the Coutts acquisition, we terminated this credit facility and certain related interest rate and currency swap agreements and entered into a new credit facility. Under our new credit facility, we have borrowing capacity of up to $180.0 million, consisting of a $90.0 million revolving loan facility and a $90.0 million term loan facility. We drew $130.0 million from our new credit facility to finance the Coutts acquisition and to repay and terminate our prior credit facility. As of April 30, 2002, approximately $31.0 million remained available to us under the revolving loan portion of our new credit facility. The revolving loan facility has a five-year term over which we may borrow, repay and reborrow funds. The term loan facility provides for repayment over its five-year term, with provisions for mandatory and voluntary repayments upon the occurrence of certain events. Interest on both loans is variable and bore interest at a rate of approximately 4.2% per annum as of May 31, 2002. We are required to meet certain financial and non-financial covenants under the credit agreement, including a restriction on future acquisitions. That restriction will no longer be applicable to us following our application of the net proceeds from this offering to repay a portion of the existing debt under these credit facilities for so long as our leverage ratio remains less than 1.25 to 1.0 on a pro forma basis.

In connection with our recent acquisition of Coutts we will incur certain costs to integrate Coutts' offices and personnel into our network. At this time we have not determined the timing, nature or amount of these costs. We anticipate concluding our integration review during the second quarter of 2002.

We anticipate that our cash and working capital will be sufficient to service our existing debt, outstanding commitments and to maintain our operations at current levels for the foreseeable future. We have outstanding commitments for contingent earn-out payments that will be payable, if earned, over the next three years. We estimate the amount of contingent earn-out payments will range between $9.0 million and $12.0 million in total. We will continue to consider acquisitions and other expansion opportunities as they arise, subject to access to capital on acceptable terms and provided that the economics, strategic implications and other circumstances justify such expansion.

RECENT ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. Goodwill and intangibles already recorded will be evaluated by this criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 resulted in our discontinuation of amortization of our goodwill, which is expected to add between $0.30 and $0.33 per share to earnings in 2002. The amount of recorded amortization expense related to goodwill was approximately $5.7 million for 2001, $4.5 million for 2000 and $3.0 million for 1999. During the third quarter of 2002, we will again perform impairment testing of our goodwill, including new acquisitions. Impairment testing of goodwill may result in future, periodic write-downs of our goodwill.

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides guidance on financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not believe that adoption of this statement will materially impact our financial position, cash flows or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have from time to time entered into cross currency and interest rate swap agreements in order to reduce our exposure to interest rate fluctuations on debt and foreign currency fluctuations. At March 31, 2002, there were no open swap agreements, although we expect to enter into new swap agreements or other hedging instruments in the future to limit our exposure to interest rate or foreign currency fluctuation risk, as we consider prudent. All of our long-term debt bears floating interest rates.

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. We do not anticipate any material currency risk to our business or financial condition resulting from other currency fluctuations, as it is unlikely that all other relevant foreign currencies would uniformly strengthen or weaken relative to the U.S. dollar. As of March 31, 2002, we had no currency swap or hedge instruments.

Business

COMPANY OVERVIEW

We are a leading global provider of career transition services and organizational consulting services. We were founded in 1980 as a local executive career transition services firm and since then we have grown to offer a full spectrum of services to meet the global workforce management needs of our clients and their employees. Based on pro forma revenues, including Coutts Consulting Group Limited, we believe that we are the largest provider of career transition services in each of North America, Europe and Asia (excluding Japan), and the second-largest provider in Japan. We provide our services to clients from over 300 offices in over 35 countries. For the three months ended March 31, 2002, on a pro forma basis including Coutts, we generated approximately 51% of our revenues from the United States, 28% from Europe, 10% from Japan, 6% from Canada, 4% from the Asia-Pacific region (excluding Japan) and 1% from Brazil.

Our operations are divided into two lines of business: career transition and organizational consulting services. The career transition segment provides services on both an individual and group basis to employees who have been displaced from their employment. The organizational consulting segment provides services to companies that require assistance in organizational performance, leadership development and talent management.

Our customers consist primarily of mid-size and large industrial and service companies across a broad range of industries. We are retained by corporate clients to provide our services to individuals and our fees are paid exclusively by employers on behalf of their employees. We do not offer our services directly to individuals for purchase.

We believe that our global presence, operating history, strong reputation and brand recognition, long- standing client relationships and innovative technology-based solutions provide us with significant competitive advantages. We focus on delivering value-added services that help our clients effectively manage the human side of change, whether offering assistance to individuals or groups of employees displaced from employment, or providing solutions that assist clients to manage the evolving performance, leadership and talent management needs of their workforces.

THE MARKET FOR CAREER TRANSITION AND ORGANIZATIONAL CONSULTING SERVICES

Career transition services
Career transition services offer assistance to individuals or groups of employees displaced from employment. Services range from advising employers on severance packages to assisting displaced employees with resume writing, networking and interviewing. Services to displaced employees are provided in individual or group programs. Managerial-level employees generally receive longer-term, individual services, while lower-level employees receive shorter-term, group-based services. Programs frequently begin with the displaced employee receiving counseling immediately after the layoff notification, followed by a combination of classroom training, support services and web-based tools to guide them along the remainder of their career transition process.

International Data Corporation estimates that the market for career transition services in North America was approximately $1.8 billion in 2000 and will reach $2.5 billion by 2005, which represents a compound annual growth rate of 6.6%. These services have become increasingly common as part of comprehensive employee benefits packages in North America, where displaced employees feel entitled to some career transition support when employers downsize or restructure their workforces. These services are available to employees at all levels of organizations and many senior executives now request career transition services in their employment contracts.

While somewhat less common outside the United States, career transition services are prevalent in the United Kingdom, Australia and Canada and are becoming more common in continental Europe and Japan. We estimate that the international career transition services markets are smaller than the North American market but will grow at a faster rate than in North America as these markets continue to mature.

We believe that there are several primary drivers of demand for career transition services:


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o  Corporate earnings pressure. Economic uncertainties in the United States and other industrialized countries and ongoing pressure to increase corporate earnings frequently lead to layoffs as organizations attempt to quickly reduce costs.

o Significant level of mergers and acquisitions. Merger and acquisition activity leads to restructured workforces and the elimination of redundant job functions. In recent years, consolidation activity has increased significantly as a result of low costs of capital and globalization trends.

o Technological innovation. Improvements in technology and the migration from human-intensive employee functions to automated systems has continued to make some workers obsolete. As technology continues to improve, the need for workers in particular industries and functions will continue to decline.

Companies choose to provide career transition services for several reasons. First, as the competition for attracting and retaining qualified employees increases, companies are increasingly attempting to distinguish themselves in the marketplace as attractive employers. Consequently, more companies are providing career transition services as part of a comprehensive benefits package that provide for the well being of employees not only during their period of employment, but also after their employment ceases. Additionally, when companies complete layoffs, many believe that providing career transition services projects a positive corporate image and improves morale among remaining employees. Finally, companies may provide career transition services to reduce costs by preparing and assisting separated employees to find new employment, thereby diminishing the likelihood of employment-related litigation.

Organizational consulting services
Organizational consulting services provide assistance in addressing companies' evolving human capital needs, focusing on assisting organizations in addressing the human side of change. Organizational consultants help companies to build high performance organizations. Organizational consulting services are designed to improve employees' commitment, skill sets and confidence levels, overall teamwork and leadership development to align the workforce with an organization's overall business strategy and positively impact the success of the business. Organizational consulting services includes a wide range of services centered around organizational performance, leadership development and talent management. These services also address the need for companies to retain productive human capital and minimize employee turnover, which can otherwise result in lost productivity, lost business, decreased customer satisfaction, decreased morale and lost intellectual capital.

We believe that there are several primary drivers of demand for organizational consulting services:

o Growing emphasis on human capital. As economies continue to become more knowledge-based, businesses are increasingly focused on the effective management of human capital in order to attract, retain and develop the most talented employees. Consequently, companies seek to maximize the skill sets of their human capital within the context of their broader business objectives.

o Changing workforce demographics. Companies in many countries today are faced with an aging workforce, a shortage of talented employees and an increasingly mobile workforce. These trends, along with employees' increasing desire for lifelong learning opportunities, are prompting companies to design and deploy effective leadership, talent development and career management programs to maximize their return on capital invested in human resources.

o Significant level of mergers and acquisitions. In recent years, industry consolidation has become increasingly complex and cross-border in nature. As a result, companies must develop consistent and integrated recruitment, deployment and retention programs to address pre-merger planning and post-merger human resources integration issues.

o Globalization of business. As businesses become increasingly multinational, companies are seeking to deploy human resources programs on a global basis while recognizing unique local requirements and social policies, and to establish consistency in worldwide reporting and quality control.

Companies frequently augment their internal human resources professional staff with external consultants for many reasons. First, the growing importance and complexity of employee issues is creating an

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unprecedented administrative burden on human resources departments.
Additionally, human resources departments have historically been viewed as cost centers within organizations, and pressures to contain costs decrease the resources available to managers. Finally, companies increasingly choose to outsource non-core functions that can be addressed either more effectively or less costly by outside professionals.

OUR COMPETITIVE STRENGTHS

Global reach and scale
We believe that, based on pro forma revenues, we are the largest provider of career transition services in North America, Europe and Asia (excluding Japan), and the second-largest provider in Japan. Our operations are structured into geographic regions that provide management, leadership and resources to ensure seamless, consistent and responsive delivery of our services. Our offices are managed and staffed by consultants fluent not only in local languages, but also in the nuances of local business customs and cultures. Our global network of approximately 2,900 employees in over 35 countries allows us to act as a single-source provider of career transition and organizational consulting services to large multinational clients, enabling us to meet the needs of our clients effectively at single or multiple locations and successfully compete for new accounts that draw on our international footprint and experience.

Our geographic diversification also diminishes the risk associated with demand fluctuations that result from changes in economic activity around the world. For example, while robust economic activity in one economy may decrease demand for career transition services in that country, the economy of another country may be at a different stage of the economic cycle that creates an offsetting demand for career transition services. For the three months ended March 31, 2002, on a pro forma basis including Coutts, we derived approximately 51% of our total revenues from the United States and approximately 49% of our total revenues from our international operations.

Strong reputation and brand recognition
We believe that we have established a strong reputation and brand name that distinguishes us from competitors. We also believe that we are widely recognized as a thought leader on matters relating to career transition and organizational change. We regularly conduct proprietary research on issues of career transition and organizational change in a wide range of industries so that we are able to keep our clients thoroughly informed on topical and timely issues. Some of our recent proprietary publications and surveys include:
PeopleBrand; Lessons Learned from Mergers & Acquisitions: Best Practices in Workforce Integration; Career Transition and Redeployment: Best Practices at Employers of Choice; Retaining Employees During Critical Organizational Transitions; Valuing the Dual Career Workforce; and several studies examining severance practices across major industries.

Long-standing relationships with large global clients
We work with many of the world's largest and most successful organizations. Although the demand for career transition and organizational consulting services from a particular client can fluctuate significantly from year to year, we have been successfully providing career transition services for over 20 years and many of our clients represent stable, long-term relationships. We believe that our commitment to client satisfaction serves to strengthen and extend our relationships, leading to high customer retention rates and repeat business. For example, all of our top 10 clients in fiscal year 2001, ranked by revenues, have been our clients for each of the last three years.

Innovative technology-based solutions
We believe that we are a leader in the development and application of technology-based solutions that create value for our clients. Our innovative solutions offer a variety of proprietary online services including standardized skills assessments, web-based classes, web-based career counseling and customized portals aggregating online resources. In addition, our technology-based solutions enhance our ability to deploy our services cost-effectively by empowering employees and decreasing their reliance on more costly one-on-one coaching. Our proprietary application, RightTracksm, significantly enhances our delivery capacity across our global network.



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Variable cost structure
Our scalable technology, flexible workforce and target-driven incentive plan enable us to operate with a highly variable cost structure. We have used technology to standardize many of our services, enabling us to deliver them more effectively and conveniently for our clients and to better manage our consultant utilization. Furthermore, the employment of part-time consultants - who receive limited benefits and no incentive compensation - allows us to staff more quickly and efficiently in the short-term to address changing client needs. Finally, our target-driven incentive plan ties a significant portion of employee compensation to meeting growth-oriented performance goals, including increases in regional revenue, group profitability and company earnings per share.

Complementary lines of business
Our career transition and organizational consulting services lines of business are complementary to each other in that they allow us to provide services to a client's displaced employees as well as its remaining employees. We are therefore able to guide the entire organization through the process of change by helping displaced employees find new employment and ensuring that remaining employees are refocused on their tasks going forward. In addition to complementing each other, both lines of business can also operate independently of one another. This allows us to manage certain risks created by different economic cycles. For example, historically during periods of economic decline the demand for career transition services has tended to grow as organizations try to contain costs through workforce reductions. On the other hand, we believe that the demand for organizational consulting services tends to increase during times of economic growth as organizations become more interested in utilizing organizational performance and leadership development tools to better manage their workforce and compete for, retain and develop additional talent. Over the last three years, we derived approximately 79% to 85% of our total revenues from career transition services and approximately 15% to 21% of our total revenues from organizational consulting services.

OUR GROWTH STRATEGY

We believe we are well positioned to continue to expand into new markets and offer new services to provide greater value to our clients. To serve our clients better and grow our business, we intend to continue pursuing the following strategic initiatives:

Leverage global presence to increase share of services to large multinational clients
Large, geographically diverse corporations increasingly desire a single source provider that has both the critical mass to staff large engagements and the scope to deploy resources throughout the world. We intend to draw upon our global resources and local execution capabilities to increase our share of services to multi-national corporations that are seeking a single source provider of career transition and organizational consulting services. We believe we are well positioned to serve our clients' growing needs for integrated career transition and organizational consulting services worldwide.

Capitalize on cross-selling opportunities to existing clients
We intend to capitalize on our long-term client relationships to cross-sell our full range of services to our client base. Having developed strong client relationships with critical decision-makers as a result of our career transition services work, we have a unique advantage and opportunity to cross-sell our organizational consulting services to capture additional business opportunities and market share. To facilitate cross-selling opportunities, we maintain a dedicated group of approximately 250 client service consultants. This group functions independently of delivery personnel and is responsible for coordinating sales opportunities in the career transition and organizational consulting segments as well as coordinating sales opportunities across differing geographic regions. We believe that by continuing to deliver high-quality career transition services and by further developing our relationships with our clients, we are well positioned to capture a significantly larger share of our clients' expenditures for organizational consulting services.


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Identify and pursue strategic acquisitions
The markets for career transition and organizational consulting services are highly fragmented. We have a history of successfully completing and integrating strategic acquisitions, including career transition firms in new geographic locations and organizational consulting firms that add desired competencies, personnel or geographic coverage. We believe that strategic acquisitions can significantly decrease the cost, time and commitment of management resources necessary to attain a meaningful competitive position within a targeted market. Since January 1, 1997, we have successfully completed and integrated acquisitions involving 31 firms offering career transition and/or organizational consulting services. Given the fragmented nature of the worldwide career transition and organizational consulting markets, we believe there is a significant opportunity for us to increase our market share on a global basis through further acquisitions.

Build our brand and culture
We will continue to increase the awareness of our brand name in order to build our market share, develop new client relationships and attract the best people. Our leadership position in career transition services is our most important competitive advantage and presents us with significant opportunities for growth. We carefully migrate the brands of acquired companies to the Right Management brand to ensure both client continuity and maximum marketplace visibility. We intend to hire and retain outstanding professionals, provide incentives to achieve corporate goals and maintain a culture that fosters outstanding customer service. We will also continue to emphasize the professional development and training of our employees.

Develop technology-based delivery capabilities
We will continue to develop and apply new technology-based delivery capabilities to improve customer service and develop and leverage cost efficiencies. Our technology investments help to drive our growth and improve our profitability by providing flexibility in pricing and delivery choices to corporate clients, facilitating increased access to resources for individuals participating in our programs and shifting our delivery costs from fixed to variable.

OUR SERVICES

Career transition services
Our career transition services help our clients plan and implement business initiatives that entail reductions in their workforces. We are retained exclusively by employers to provide services to their displaced employees on an individual or group basis to assist them in finding new employment. We provided career transition services to approximately 5,100 client companies during 2001, including a majority of the companies that comprise the Fortune
500. Our career transition services provided approximately 83% of our total revenue for the year ended December 31, 2001.

We develop specific action plans for each client to ensure that career transition services are delivered to employees in an appropriate tone and style that promotes constructive reactions from employees and broader business and social communities.

These programs are designed to prepare our clients for all facets of workforce reductions, including:

o  configuring programs and services;

o  drafting messages for required internal and external communications;

o  providing or preparing facilities and equipment for delivery of services;

o planning and coordination for the notification of employees regarding the separation event, including preparing, coaching and supporting managers in conducting notification meetings and delivering separation messages in an effective manner;

o planning and executing separation logistics, including quickly engaging separating employees with our individual and group career transition services;

o addressing issues and reengaging continuing employees with their work and careers within the organization; and


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o tracking the progress and status of former employees in our individual and group career transition services programs.

Individual career transition services
Our individual career transition services are focused on assisting individuals in finding interesting and challenging career opportunities that recognize and utilize their specific talents and enable them to make constructive steps in their career continuum rather than simply finding them new employment. Historically, approximately 75% of our career transition revenue is generated from individual career transition services.

We work with individuals from all levels and backgrounds of an organization, from senior executives, managers and professionals to technical specialists and front-line staff. Our services to separated employees include assistance in handling the initial difficulties of termination; identifying continuing career goals and options; planning an alternative career; aiding in developing skills such as resume writing, effective networking, identifying and researching potential employers, preparing and rehearsing for interviews; continuing consulting and motivation throughout the job search; assessing new employment offers and methods of accepting such offers; and assisting with financial planning.

Our process is administered by experienced consultants who are knowledgeable about current employment market conditions and the latest in employment search trends and techniques. We build teams of consultants whose styles and strengths effectively address the needs and preferences of our candidates to help them achieve their specific goals. Our process is delivered in small-group facilitated learning sessions that provide essential, elective and special-needs learning, one-on-one counseling, specific coaching relationships and just-in-time, needs-driven coaching advice. We also provide our candidates with twenty-four hour a day, seven day a week support and internet access to job search tools and market resources.

These learning sessions and coaching programs are designed to address a range of career options, including comprehensive reemployment, career change, contract work, consulting practice, entrepreneurship, retirement/work combination and full retirement.

We offer the following individual career transition services:

o Key Executive Service. The separation and career transition of a top executive presents a complex set of considerations for both the organization and the individual. Our Key Executive Service is targeted to provide fully-customized, high-value counseling and assistance to high-impact and high-level executives as they develop and manage their career transition. Our Key Executive Service includes helping executives assess business, career and personal/lifestyle options; assisting the evaluation and negotiation of competitive opportunities; advising on governance, executive compensation and venture capital sources; and providing access to a rich pool of new contacts. Senior consultants, who have an in-depth understanding of and personal experience in the senior executive community, deliver our Key Executive Service.

o Executive Service. We provide a customized consultative program that helps executives plan and implement a career strategy, assess particular job options and opportunities, and successfully redeploy expertise and skills, while positioning the executive to achieve their short-term goals and long-term career objectives.

o Professional/Management Service. We assist managers and professionals in assessing job options and opportunities while redeploying strengths and skills to achieve job goals as quickly as possible. Our services include career assessment, definition of career direction, resume preparation, development and implementation of a personal market plan, enhancement of interview skills, and the negotiation of job offers and compensation packages.

o Market Readiness Service. We provide a comprehensive overview of the job-transaction process and practical strategies for conducting a successful job-search campaign, and help candidates identify strengths, develop a valid and realistic job objective, and create a targeted and effective resume.


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Group career transition services

We also provide career transition services in group settings for companies making large reductions in their workforces at one time. The core of our group programs are seminars that are typically from one to five days in duration and for up to twelve employees. These seminars are often preceded or followed by individual counseling. Our group workshops leverage proven and replicable frameworks, models and samples of effective resumes, market approaches, marketing plans, networking and contact actions, interview and negotiation protocols and tips, and guidelines for effective self-management of a job-search campaign. Historically, approximately 25% of our career transition revenue is generated from group career transition services.

We can accommodate group programs in our facilities, or we can quickly design, staff or manage career centers for corporate clients needing to provide career transition services during a large-scale reduction in workforce of 250 or more participants. For large scale workforce reductions, we often help our clients to prepare the physical facilities for career centers, which are exclusively dedicated to support the individual and group career transition services for employees from one specific organization. We provide a turnkey solution for career centers whereby we find and furnish an appropriate facility, provide or obtain all necessary equipment and supplies, and staff the facilities with our consultants and administrative support staff. For clients that wish to use their own existing facilities, equipment and supplies, we provide our consultants and limited administrative support. For small scale workforce reductions, we frequently provide individual and group career transition services to displaced employees in our own corporate facilities. Career centers are run like company offices and are staffed with our consultants and administrative personnel who provide office support technology and services.

Organizational consulting services
Organizational consulting services provide effective solutions to the evolving human resource needs of clients, focusing on assisting organizations in managing the human side of change. We are hired both to perform organizational consulting services on a stand-alone basis and in conjunction with our career transition services. Specifically, we focus on services addressing organizational performance, leadership development and talent management.

Organizational performance
We provide the expertise, experience and proven approaches to help position our clients for strategic success by helping them to ensure that their employees are committed and working to achieve corporate objectives. Our organizational performance experts help clients turn strategy into results by assessing organizations, executing strategy and managing change. These services are offered independently and are also provided in connection with large-scale workforce reductions.

Our assessments often include conducting rigorous interviews and focus groups of employees around the world, which can provide unique and valuable insights and enable us to gather data consistently and cost-effectively. We serve as an objective, outside resource for data gathering that encourages honest communication about our clients' current practices and identifies areas for improvement. We then help our clients to execute their strategies by developing and articulating comprehensive and compelling messages that provide employees with detailed action plans. We provide tools and training that managers can use to communicate corporate strategy and build commitment throughout the organization.

Leadership development
We help our clients to develop leaders who are capable of transforming their businesses and helping to create sustainable competitive advantages. Our consultants help clients to assess leaders by developing a clear picture of each employee's strengths and weaknesses. We develop these assessments using well-researched surveys, written responses, interviews and web-based exercises, and we help our clients to measure and evaluate these characteristics accurately in an objective, quantitative format. We then help our clients by coaching employees to become effective leaders. We help them to clarify behaviors that are contributing to success on the job, as well as those that limit their effectiveness, identify their strengths and development needs, recognize ways to become more open to constructive feedback, create an action plan for development and identify resources such as mentors to ensure continued success.


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Talent management
We also help our clients to select the best talent by creating profiles of high performers capable of significant contribution to the organization. Some of our specific services include consulting on recruiting strategies, designing and administering selection systems, training people how to conduct effective interviews and consulting on new hire assimilation programs.

We then help our clients with issues of career development and management. We use a combination of consulting, mentoring, coaching, training, communications strategies, web-based tools and self-development initiatives to help employees manage their careers and advancement opportunities.

We assist our clients to retain talent by developing and promoting diversity and inclusiveness programs, mapping opportunities for people to move and grow within an organization, and aligning rewards and recognition with business strategy. With respect to succession issues, we help clients identify future workforce needs, identify high- potential talent and design programs that assure the next generation of leadership is adequately prepared to assume greater responsibility.

Technology solutions
Our technology solutions are designed to be an integral part of our career transition and organizational consulting services. We have made significant investments in technology to augment our core services with online, twenty-four hours a day, seven days a week access and support.

Our career transition technology solutions include:

Delivery Tool                                          Description
-----------------------------------------------------------------------------------------------------------------------

RightTrack(sm).................................    Web-based candidate tracking system that follows the progress candidates are making in their job search process.

Right-from-Home(R).............................    Web services to help clients find new careers as fast as possible.
                                                   Resources include proprietary career assessment tools, resume development aids, rich research sources, job opportunities and courses on critical job-search skills.

Right Connection(R)............................    Enables companies to provide a customized, co-branded career transition portal for their employees in transition.

JobBank........................................    Provides thousands of exclusive positions for candidates and the opportunity to post jobs from hiring companies.

Right Match(R).................................    Links hiring companies with candidates through a resume database.

Right Advantage(sm)............................    Combines personalized multi-media tools and individual consulting to facilitate the job search for individuals who are not near a company office.



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Our organizational consulting technology solutions include:

Delivery Tool                                          Description
-----------------------------------------------------------------------------------------------------------------------
Organizational Performance Tools

People Brand(TM)...............................    Tool for defining, declaring and delivering employment brand in order to attract and retain high-value talent.

PeoplePoll(TM).................................    Comprehensive employee survey used to "take the pulse" of an organization, often during times of change (e.g., mergers and acquisitions, strategic shifts, new leadership).

eCustom Surveys(TM)............................    Client-specific surveys on a variety of topics.

Leadership Development Tools

Compass........................................    360 feedback tool and workshop focusing on effective leadership.

Matrix.........................................    360 survey that provides feedback on employees' power and influence.

ECustom 360(TM)................................    Survey that focuses on the competencies people need to succeed in a specific company, function or job.

Talent Management Tools

CompAssess(TM).................................    A competency-based assessment tool that helps achieve better results through workforce planning and employee development initiatives.

Strategic Career Management 2000(TM)...........    A self-directed learning tool that leads employees through the career planning process, resulting in a written action plan for career development.


SALES AND MARKETING

We rely primarily on our reputation and our relationships to market our services to new and existing clients. Most of our work is repeat work for existing clients or referrals from existing clients. Our sales professionals develop close, personal relationships with clients and often learn about new business opportunities from their frequent contact with clients. Consequently, we encourage our professionals to generate new business and reward them with increased compensation and promotions for sales generating new business.

Our sales professionals consist of approximately 50 regional managing principals and 250 client service consultants. We also have dedicated groups of regional managing principals and client service consultants to pursue specific business opportunities. Our strategic accounts group focuses on the needs of 50 targeted companies, consisting of current and potential clients. Our global response team pursues larger career transition opportunities on a geographic basis as they develop.

We also pursue new clients using cross-disciplinary teams of consultants as well as dedicated business developers to initiate relationships with carefully selected companies. Our client expansion and new client acquisition efforts are supported by market research, comprehensive sales training programs and extensive marketing databases. Our sales efforts are also supported by selected marketing programs designed to raise awareness of our brand and our reputation within our target markets. These programs promote our leading reputation and establish us as a preferred career transition and organizational consulting firm to many of the world's largest companies.

In marketing our services, we emphasize our experience, the quality of our services and our professionals' particular areas of expertise. While we aggressively seek new business opportunities, we maintain high professional standards and carefully evaluate potential new client relationships and engagements. We are



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also constantly improving the quality and functionality of our websites, where we describe our services and experience and promote our reputation.

COMPETITION

The market for career transition and organizational consulting services is highly competitive. In the market for services required by global clients, we believe that there are several barriers to entry, such as the global coverage, specialized local knowledge and technology required to provide outstanding services to corporations on a global scale.

Our current and anticipated competitors include:

o major career transition services firms, such as Drake Beam Morin, a subsidiary of Thomson Corporation, a publishing company, and Lee Hecht Harrison, owned by Adecco Group SA, a provider of personnel and career services. Additionally, there are regional firms and numerous smaller boutiques operating in either limited geographic markets or providing limited services;

o major organizational consulting firms that compete in serving the large employer market worldwide, such as William M. Mercer, Towers Perrin, Watson Wyatt and Hewitt Associates;

o the organizational consulting practices of public accounting and consulting firms, such as PricewaterhouseCoopers, Deloitte & Touche, Cap Gemini Ernst & Young and Accenture; and

o boutique consulting firms comprised primarily of professionals formerly associated with the firms mentioned above.

The market for our services is subject to change as a result of competitive and technological developments and increased competition from established and new competitors. We believe that the primary determinants of selecting a career transition and organizational consulting firm include reputation, global scale, service quality, price and the ability to tailor services to a client's unique needs in a timely manner. We believe we compete favorably in all of these areas.

AFFILIATE ARRANGEMENTS

We have previously entered into agreements with independent franchisees, which we call Affiliates, to provide career transition and organizational consulting services within a defined geographic area. We assist our Affiliates in providing career transition and organizational consulting services and permit them to render such services exclusively under our trademarks and service marks. We currently have five Affiliates, all in the United States. We have no present intention to add any Affiliates, and as part of our operating strategy, we have acquired ten of our former Affiliates since 1993.

We train our Affiliates and their employees in marketing and delivering career transition and organizational consulting services. We are responsible for overall guidance and have established company standards and policies relating to our services. We provide proprietary sales and consulting materials, administrative forms, training materials and materials relating to our system of monitoring the progress of separated employees. We also provide marketing support, public relations, advertising and promotional support, consisting of national and international media efforts.

In consideration of our services provided, training and use of our trademarks and service marks, our Affiliates pay us a 10% royalty on their total gross receipts and a fee for services rendered in providing career transition services to separated employees on certain contracts and accounts sold and managed by Affiliates, but delivered outside an Affiliate's territory by a company-owned office. Also, we pay our Affiliates for services delivered to our clients by an Affiliate in its exclusive territory.

PEOPLE AND CULTURE

As of March 31, 2002, we employed approximately 2,900 full-time personnel and part-time professional consultants. This included 20 in senior management, approximately 525 in other managerial and professional roles, approximately 1,525 in field operations as consultants and approximately 800 in clerical capacities. Of the approximately 1,525 consultants, approximately 1,275 are career transition services

Business
--------------------------------------------------------------------------------


professionals and approximately 250 are organizational consulting services professionals. Part-time professional consultants are generally required to have prior executive or management experience and are provided company training. None of our employees are subject to collective bargaining agreements. In general, we believe that relations with our employees are good.

We have developed a corporate culture that promotes excellence in job performance, respect for the ideas and judgment of our colleagues and recognition of the value of the unique skills and capabilities of our professional staff. We seek to attract highly qualified and ambitious personnel. We strive to establish an environment in which all employees can make their best personal contribution and have the satisfaction of being part of a unique team. We believe that we have successfully attracted and retained highly skilled employees because of the quality of our work environment, the professional challenge of our assignments and the financial and career advancement opportunities we make available to our staff.

To encourage the achievement of these core values, we reward teamwork and promote individuals who demonstrate these values. Also, we have an intensive orientation program for new employees to introduce them to our core values, as well as a number of internal communications and training initiatives defining and promoting these core values.

Management

The following table sets forth certain information as of May 31, 2002 with respect to our directors, executive officers and certain key personnel:

Name                                   Age    Position(s)
-----------------------------------------------------------------------------------------------------------------------------------
Richard J. Pinola(1)(2)...........     56     Chairman of the Board of Directors and Chief Executive Officer
Frank P. Louchheim(1)(2)..........     78     Founding Chairman and Director
Joseph T. Smith(2)................     66     Vice Chairman of the Board of Directors
John J. Gavin(2)..................     46     President, Chief Operating Officer and Director
G. Lee Bohs.......................     42     Executive Vice President, Corporate Development
Charles J. Mallon.................     45     Executive Vice President, Chief Financial Officer
Edward C. Davies..................     55     Group Executive Vice President for Asia-Pacific
James E. Greenway.................     55     Group Executive Vice President for the Western U.S.
R. William Holland................     58     Group Executive Vice President for the Central U.S. and Canada
Andrew McRae......................     43     Group Executive Vice President for Europe
Mark A. Miller....................     53     Group Executive Vice President for the Eastern U.S.
Motohiko Uezumi...................     58     Chief Executive Officer of Right WayStation, Inc.
Geoffrey S. Boole.................     58     Executive Vice President, Career Transition Services
Peter J. Doris....................     55     Executive Vice President, International
Howard H. Mark....................     44     Executive Vice President, e-Business
Christopher Pierce-Cooke..........     49     Executive Vice President, Organizational Consulting Services
John R. Bourbeau(2)(3)............     57     Director
Frederick R. Davidson(1)..........     65     Director
Larry A. Evans(1).................     59     Director
Oliver S. Franklin(4).............     56     Director
Stephen Johnson...................     66     Director
Rebecca J. Maddox(3)(4)...........     48     Director
Catherine Y. Selleck(3)(4)........     68     Director

---------------

(1)  Member of the Nominating Committee.

(2)  Member of the Executive and Finance Committee.

(3)  Member of the Audit Committee.

(4)  Member of the Compensation and Options Committee.


Mr. Pinola was elected as a director in October 1989. Mr. Pinola is a Certified Public Accountant and joined Penn Mutual Life Insurance Company in 1969. He was appointed President and Chief Operating Officer of Penn Mutual Life Insurance Company in 1988, which positions he held until his resignation in September 1991. In 1992, Mr. Pinola was appointed as our President and Chief Executive Officer. Effective January 1, 1994, Mr. Pinola was appointed Chairman of the Board of Directors and continued as Chief Executive Officer. Mr. Pinola also serves as a director of K-Tron International, a publicly held company.


Mr. Louchheim is one of our founders. From November 1980 until September 1987, he served as President, Chief Executive Officer and Chairman of our Board of Directors. He continued to serve as Chief Executive Officer and Chairman of our Board through December 1991. From January 1992 to December 1993, he served as the full-time Chairman of the Board of Directors. Effective January 1, 1994, Mr. Louchheim was appointed Founding Chairman and continues as a director.

Mr. Smith joined us as a Senior Consultant in Professional Services in August 1984 and, from August 1988 until September 1992, held the position of Regional Managing Principal of our Philadelphia office. Mr. Smith was elected as a director in May 1991. From September 1992 through December 1993, Mr. Smith served as our Chief Operating Officer. Effective January 1, 1994, Mr. Smith was appointed President, in which capacity he served until December 1998. Effective January 1, 1999, Mr. Smith was

Management
--------------------------------------------------------------------------------


appointed Vice Chairman of the Board of Directors. Mr. Smith retired as an employee of the company on January 1, 2001, and continues to serve as Vice Chairman of the Board of Directors.

Mr. Gavin joined us in December 1996 as Executive Vice President. In this capacity, Mr. Gavin was responsible for the overall marketing strategy and business development activities for our worldwide operations. Effective January 1, 1999, Mr. Gavin was appointed our President and Chief Operating Officer and was elected to our Board of Directors. Mr. Gavin is a member of the Board of Advisors for Temple University's Fox School of Business and he is a member of the Board of Trustees of Global Health Ministry. Mr. Gavin is also a director of Opinion Research Corporation, which provides marketing research and services.

Mr. Bohs joined us as Manager of Financial Reporting in January 1987, and was elected Treasurer in December 1987 and Vice President, Finance, effective January 1989. From March 1991 until December 1995, Mr. Bohs served as our Senior Vice President and Chief Financial Officer. He was appointed Secretary by the Board of Directors in May 1995. Effective January 1996, he was promoted to Executive Vice President and continued to serve as Chief Financial Officer until his resignation in September 1999. At that time, Mr. Bohs joined TDRC Group, which later become Intecap, Inc., as an Executive Vice President and Chief Financial Officer, where he served through January 2002. He rejoined us in January 2002 as Executive Vice President, Corporate Development.

Mr. Mallon joined us in 1996 to assist in directing and managing our financial operations. Effective September 1, 1999, Mr. Mallon assumed the role of Chief Financial Officer, and effective January 1, 2000, he was elected as an Executive Vice President by the Board of Directors. Prior to joining us, he was the Chief Financial Officer of ACS Enterprises, Inc., a publicly held wireless cable system operator, for six years. Mr. Mallon is a CPA and a graduate of Drexel University in Philadelphia. He is a member of the American and Pennsylvania Institutes of Certified Public Accountants.

Mr. Davies joined Davidson & Associates, Pty. Ltd., now Right Management Consultants Holdings, Pty. Ltd, as the State Director for the Melbourne office in July 1998. At that time, we had a 51% interest in Davidson, which is now 100% owned by us. Since September 1999, Mr. Davies has served as Director of Operations for our Asia-Pacific network of offices. Effective March 2000, Mr. Davies was elected by the Board of Directors as the Group Executive Vice President for Asia-Pacific. Mr. Davies was the Managing Director at Moore Business Systems in Australia from 1995 until February 1998.

Mr. Greenway joined us in September 1997 as a Senior Vice President. Effective July 1, 1998, he was promoted to Executive Vice President responsible for coordinating our major client sales activities. During 2000, Mr. Greenway's responsibilities expanded to Group Executive Vice President for the western U.S. region.

Dr. Holland joined us in June 1999 in the role of Group Executive Vice President of the North Central Group. Effective January 1, 2000, Dr. Holland has expanded his responsibility to include the Canadian region, in addition to the central U.S. region. Dr. Holland was with Accenture, formerly Andersen Consulting, from 1996 to June 1999. Dr. Holland was the Associate Partner responsible for global human resource operations for their Information Technology and Business Process Outsourcing business. He holds three degrees, a BA, MA and Ph.D., all from Michigan State University, and he has published several works on conflict resolution and career development.

Mr. McRae became the Group Executive Vice President in charge of our European operations upon completion of the Coutts acquisition. Mr. McRae joined Coutts in 1995 as Group Finance Director and was appointed Chief Executive Officer of Coutts in 1995.

Mr. Miller joined us in June 2000 and currently serves as Group Executive Vice President for the eastern U.S. region. From November 1997 to May 2000, Mr. Miller was the Chairman and Chief Executive Officer of Signature Plastic Surgery, Inc., a venture capital backed health care services company. From September 1994 to October 1997, Mr. Miller was President of The Foxboro Group, where he did general business consulting for firms primarily in the franchising industry.

Mr. Uezumi joined Right WayStation, Inc. as Representative Director with a partial ownership in May 1997. Effective November 1, 2001, Mr. Uezumi was appointed President and Chief Executive Officer of

Management
--------------------------------------------------------------------------------

Right WayStation. Prior to joining Right WayStation, Mr. Uezumi held senior executive positions in three U.S.-based corporations. He began his career with Sumitomo 3M, initially in sales, then marketing, and ultimately as general manager of the Magnetic Device Division. He was then appointed President of Mead Packing Japan, a subsidiary of Mead Corporation, based in Atlanta, Georgia. Before joining Right WayStation he was responsible for Citibank's credit card operations in Japan.

Mr. Boole joined us in 1989 with the start up of our Ottawa office. His career with us has encompassed leadership positions in the Canadian region as both Managing Principal of Career Transition and Managing Vice President of Consulting Services. Effective August 2000, Mr. Boole was appointed Executive Vice President of our Career Transition Services, and is responsible for the efficient and effective delivery of our career transition services business. Mr. Boole previously held various sales/marketing and human resources positions at leading North American companies such as Sears, Control Data and Gandalf Technologies.

Mr. Doris was our Senior Vice President, Sales and Operations, from 1986 to 1990. Effective January 1991, he became the Group Executive Vice President for the Southern region of the United States in which capacity he served until 1996. Since 1997, Mr. Doris has been working with our regional offices in marketing major international accounts. During 2000, Mr. Doris' responsibilities expanded to include Europe and Latin America.

Mr. Mark was our Chief Information Officer from 1997 to 1999. In December 1999, Mr. Mark left us to serve as CIO for Alliance Consulting in Philadelphia, a position he held until October 2000. Mr. Mark rejoined us in November 2000 as Executive Vice President, e-Business. He is responsible for our e-business strategy, encompassing the integration and utilization of the technologies that support our consulting solutions and career transition services. Mr. Mark was the former Director of Information Technology and Managed Care Reengineering at pharmaceutical company Rhone-Poulenec Rorer from 1989 to 1997.

Mr. Pierce-Cooke joined us as Executive Vice President, Organizational Consulting Services in April 1999. Prior to joining us, he was Chief Executive Officer of Corporate Vision, a human resource and organizational consulting firm with operations in Melbourne and Sydney, Australia and London, England from 1996 to 1999. Mr. Pierce-Cooke was employed by Westpac, one of Australia's largest banking institutions from 1993 to 1996, where he held two significant roles, heading up the human resources function for the retail, corporate and international banking groups, and directing Westpac's marketing operations.

Mr. Bourbeau has been a director since 1995. In 1981, Mr. Bourbeau founded Midwest Reemployment Associates Inc., one of our Affiliates, where he currently serves as the Regional Managing Principal. Mr. Bourbeau also serves as a board member for the State of Michigan Chamber of Commerce, Michigan Colleges Foundation and Detroit Historical Society, and is a life member of the Economics Club of Detroit.

Mr. Davidson has been a director since July 1997. Mr. Davidson is the Chairman of Right Management Consultants Holdings, Pty. Ltd., formerly Right D&A, Pty. Ltd., an Asia-Pacific career transition services company in which we acquired a 51% interest during 1997, and which is now owned 100% by us. Mr. Davidson has published numerous articles on career planning, termination practices and managing large scale workforce reductions. Mr. Davidson is Chairman of St. John Ambulance Australia (Victoria), Chairman of Cooperative Research Centre for Cochlear Implant and Hearing Aid Innovation, Chairman of Hearworks, Pty. Ltd., a Commander of the Order of St. John and a member of the International Institute of Strategic Studies in London.

Mr. Evans is one of our founders and has been a director since November 1980. He began as an Executive Vice President and, from January 1990 until May 1995, served as Regional Managing Principal of several of our offices. From May 1995 until December 1999, Mr. Evans worked in our corporate office together with our regional offices in marketing to major national and international accounts. Mr. Evans retired as an employee on January 1, 2001. He also founded Virtual Board of Advisors, a company that provides assistance with acquisitions. Mr. Evans holds directorships with Knite, Inc., a high-tech ignition company, and Eschoolmall, an internet educational procurement and learning site, and he is an advisor to Embedded Wireless Devices, a wireless solutions company.

Management
--------------------------------------------------------------------------------

Mr. Franklin has been a director since 2001. Mr. Franklin is an Executive Vice President with GS Capital Management, a private equity and venture capital firm, which he joined in early 2002. Previously, Mr. Franklin co-founded RISA Investment Advisers, LLC, an investment firm focusing on the RISA Fund and RISA Business Finance. Prior to founding RISA in 1998, Mr. Franklin was a Senior Vice President at The Fidelity Management Trust Company, where he had worked since 1993. Also in 1998, the British Ambassador to the United States appointed him Her Majesty's Honorary Consul in Philadelphia. In this position, he is responsible for promoting British diplomatic, investment and consular interest in the region. Mr. Franklin is a member of the Philadelphia Securities Association and The National Association of Securities Professionals.

Mr. Johnson has been a director since May 2002 following completion of the Coutts acquisition. He entered the career consulting business in 1986 when he took the position of Senior Consultant with Coutts Consulting Group Limited. In 1987, Mr. Johnson was appointed Chief Executive Officer of Coutts, where his responsibilities included the management of operations and the development of the business. In 1987, Mr. Johnson became a director of Coutts. Effective in 1996, he was appointed Chairman of the Board of Directors for Coutts.

Ms. Maddox has been a director since 1995. In 1993, Ms. Maddox founded Rebecca
J. Maddox Co., LLC, where she acts as its president. Rebecca J. Maddox Co. is a strategic marketing firm that specializes in assisting Fortune 1000 companies capitalize on growth opportunities in the women's market. Ms. Maddox is a Certified Public Accountant, holds an MBA from Columbia University and is the author of Inc. Your Dreams.

Ms. Selleck has been a director since 1995. From 1955 to 1991, Ms. Selleck was employed with IBM in various executive capacities. In 1992, Ms. Selleck joined Metaphor, a software and services company, where she served as President and Chief Executive Officer. Since 1995, she has acted as an independent business consultant to information technology companies on a wide range of business issues. Ms. Selleck is a Trustee of Occidental College.

Principal and selling shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2002 for:

o each person who is known by us to own beneficially more than five percent of our common stock;

o each of our directors and named executive officers, including the selling shareholders; and

o   all directors and executive officers as a group.

Information regarding beneficial ownership of our common stock for each selling shareholder reflects such shareholder's holdings prior to the offering of our common stock contemplated hereby, as adjusted to reflect the sale of 3,000,000 shares of common stock by us and 850,000 shares of common stock by the selling shareholders in this offering and as adjusted to reflect the sale of 532,500 shares of common stock by us and 45,000 shares of common stock by one of our shareholders if the underwriters exercise their over-allotment option in full.

Richard J. Pinola, our Chief Executive Officer and Chairman of our Board of Directors, will be selling 640,000 shares of our common stock in this offering and Joseph T. Smith, the Vice Chairman of our Board of Directors, will be selling 210,000 shares of our common stock. It is anticipated that the shares to be sold by Mr. Pinola and Mr. Smith will be acquired by them upon the exercise of currently exercisable options held by them.

John J. Gavin, our President and Chief Operating Officer, will sell 45,000 shares of our common stock if the undewriters exercise in full the option we and Mr. Gavin have granted them to purchase up to an additional 577,500 shares of common stock to cover any over-allotments. It is anticipated that any shares to be sold by Mr. Gavin will be acquired by him upon the exercise of currently exercisable options held by him.

The following table is based upon information supplied by our directors, officers and principal shareholders and information contained in Schedules 13D and 13G and periodic statements under Section 16(a) of the Exchange Act that have been filed with the Securities and Exchange Commission. The information regarding beneficial ownership of our common stock has been presented according to rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of common stock subject to options that are presently exercisable or exercisable within 60 days of April 30, 2002 are deemed outstanding for the purpose of computing the percentage ownership of the person or group holding the options but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Except as indicated by footnote, and subject to community property laws where applicable, the shareholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage ownership in the table is based on 15,070,678 shares of common stock outstanding as of April 30, 2002, together with applicable options for each shareholder.

Principal and selling shareholders
--------------------------------------------------------------------------------

                                                                                                                      Beneficial
                                         Beneficial                               Ownership                            Ownership
                                          Ownership                             After Offering                      After Offering
                                       Before Offering                          (No Exercise)           Shares     (Full Exercise)
                                   ----------------------   Shares Offered  ---------------------      Offered    ------------------
Beneficial Owner                    Shares       Percent    (No Exercise)     Shares     Percent  (Full Exercise)   Shares   Percent
------------------------------------------------------------------------------------------------------------------------------------
FMR Corporation ................. 2,019,575(1)   13.4%             --       2,019,575    10.7%            --     2,019,575     10.4%
Richard J. Pinola ............... 1,645,857(2)   10.2%        640,000       1,005,857     5.2%            --     1,005,857      5.1%
T. Rowe Price Associates, Inc. .. 1,354,600(3)    9.0%             --       1,354,600     7.2%            --     1,354,600      6.9%
Joseph T. Smith .................   478,780(4)    3.1%        210,000         268,780     1.4%            --       268,780      1.4%
Frank P. Louchheim ..............   173,680(5)    1.2%             --         173,680        *            --       173,680         *
John J. Gavin ...................    87,503(6)       *             --          87,503        *        45,000        42,503         *
Larry A. Evans ..................    85,234(7)       *             --          85,234        *            --        85,234         *
Frederick R. Davidson ...........    56,192          *             --          56,192        *            --        56,192         *
John R. Bourbeau ................    46,316(8)       *             --          46,316        *            --        46,316         *
James E. Greenway ...............    24,561(9)       *             --          24,561        *            --        24,561         *
Charles J. Mallon ...............    20,063(10)      *             --          20,063        *            --        20,063         *
Catherine Y. Selleck ............    19,287(11)      *             --          19,287        *            --        19,287         *
Rebecca J. Maddox ...............    12,601(12)      *             --          12,601        *            --        12,601         *
Howard H. Mark ..................     6,516(13)      *             --           6,516        *            --         6,516         *
G. Lee Bohs .....................       750          *             --             750        *            --           750         *
Oliver S. Franklin ..............        --          *             --              --        *            --            --         *
Stephen Johnson .................        --          *             --              --        *            --            --         *
All directors and officers as a
  group (23 persons) ............ 2,750,444(14)  16.5%        850,000       1,900,444     9.6%        45,000     1,855,444      9.2%


*    Less than one percent

(1) Based on Schedule 13G/A, dated February 14, 2002, filed by FMR Corporation with the SEC in which FMR reported having sole voting power with respect to 529,750 shares and sole dispositive power with respect to all 2,019,575 shares.


(2) The number of shares listed as held by Mr. Pinola includes (i) an aggregate of 4,500 shares held in two separate trusts for his children, as to which Mr. Pinola disclaims beneficial ownership, and (ii) currently exercisable options to purchase an aggregate of 1,039,632 shares of our common stock.


(3) Based on Schedule 13G/A, dated February 14, 2002, filed by T. Rowe Price Associates, Inc. with the SEC in which T. Rowe reported having sole voting power with respect to 208,300 shares and sole dispositive power with respect to all 1,354,600 shares. T. Rowe expressly disclaims that it is the beneficial owner of such securities.

(4) Includes currently exercisable options to purchase an aggregate of 437,663 shares of our common stock.

(5) Includes (i) an aggregate of 3,543 shares which are held by certain of Mr. Louchheim's children as custodian for a total of seven minor grandchildren of Mr. Louchheim, as to which Mr. Louchheim disclaims beneficial ownership, and (ii) currently exercisable options to purchase an aggregate of 29,533 shares of our common stock.

(6) Includes currently exercisable options to purchase an aggregate of 45,000 shares of our common stock.

(7) Includes (i) an aggregate of 8,100 shares held by Mr. Evans' wife, as to which Mr. Evans disclaims beneficial ownership, and (ii) currently exercisable options to purchase an aggregate of 16,876 shares of our common stock.

(8) Includes currently exercisable options to purchase an aggregate of 13,500 shares of our common stock.

(9) Includes (i) an aggregate of 9,343 share held in a stock fund under our 401(K) Plan and (ii) approximately 6,750 shares jointly held in an SEP IRA account with Mr. Greenway's wife.

(10) Includes currently exercisable options to purchase an aggregate of 6,563 shares of our common stock.

(11) Includes currently exercisable options to purchase an aggregate of 13,500 shares of our common stock.

(12) Includes currently exercisable options to purchase an aggregate of 9,125 shares of our common stock.

(13) Includes (i) an aggregate of 2,539 shares held in a stock fund under our 401(K) Plan and (ii) currently exercisable options to purchase an aggregate of 3,750 shares of our common stock.

(14) Includes (i) currently exercisable options to purchase an aggregate of 1,636,705 shares of our common stock and (ii) 27,232 shares held in a stock fund under our 401(K) Plan.

Description of capital stock

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, no par value. As of April 30, 2002, 15,070,678 shares of common stock were issued and outstanding. There are no shares of preferred stock issued and outstanding. The following summary description, which includes all of the material terms of our capital stock, is qualified in its entirety by reference to our articles of incorporation, as amended, and our amended and restated by-laws, each of which are incorporated herein by reference.

COMMON STOCK

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders. Holders of our common stock are not entitled to cumulate their votes for the election of our directors. Subject to the preferential rights of any class or series of preferred stock that may be issued by us in the future, holders of common stock are entitled to receive equally any dividends declared on our common stock and, in the event of our liquidation, dissolution or winding-up, are entitled to share equally in all of our remaining assets. Holders of our common stock have no preemptive rights or rights to convert common stock into any other securities and are not subject to future calls or assessments. Our common stock is quoted on the Nasdaq National Market under the symbol "RMCI."

PREFERRED STOCK

Our board of directors, without any further vote or action by our shareholders, has the authority from time to time to designate and issue one or more classes or series of preferred stock and to fix the number of shares to be included in each such class or series and the voting rights, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of the shares of each such class or series. Our ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of our common stock holders. It could also have the effect of making it more difficult for a third-party to acquire control of us and it may discourage a third party from attempting to acquire us. At this time, we have no plans to issue any preferred stock.

PENNSYLVANIA BUSINESS CORPORATION LAW

We are subject to several provisions under the Pennsylvania Business Corporation Law of 1988 which may make us less attractive to an entity or group interested in acquiring control of us or may make an acquisition of us materially more difficult. The Pennsylvania Business Corporation Law of 1988 expressly permits directors of a corporation to consider the interests of constituencies other than shareholders, such as employees, suppliers, customers, creditors, the communities in which the corporation operates and all other relevant factors, in discharging their fiduciary duties. Furthermore, the Pennsylvania Business Corporation Law of 1988 expressly provides that directors do not violate their fiduciary duty solely by relying on shareholders' rights plans or anti- takeover provisions under Pennsylvania law. In fact, the fiduciary duties of directors are not increased with respect to any act taken by them that relates to or affects a potential or proposed acquisition.

We are also subject to the provisions of Subchapter F of Subchapter 25 of the Pennsylvania Business Corporation Law of 1988. In general, Subchapter F prohibits a publicly held corporation from engaging in a "business combination" with an "interested shareholder" unless the business combination is approved by:

o the corporation's board of directors prior to the interested shareholder becoming such;

o a majority of the corporation's voting stock (not including voting stock beneficially owned by the interested shareholder or its affiliates and associates) at a meeting held more than three months after the interested shareholder became such, provided that the interested shareholder owns more than 80% of the corporation's voting stock and the transaction complies with the "fair price" and payment provisions;

o a majority of the corporation's voting stock (not including voting stock beneficially owned by the interested shareholder or its affiliates and associates) at a meeting held more than five years after the interested shareholder became such;

Description of capital stock
--------------------------------------------------------------------------------

o   by a vote of all the corporation's voting stock; or

o by the corporation's shareholders at a meeting called for such purpose more than five years after the interested shareholder became such, provided that the transaction complies with the fair price and payment provisions.

In addition, Subchapter F does not apply to a business combination where the board of directors approved in advance the transaction by which the interested shareholder became such. A "business combination" includes certain mergers, consolidations, share exchanges, asset transactions, stock issuances, reclassifications and other transactions with an interested shareholder. An "interested shareholder" includes any person who beneficially owns, directly or indirectly, 20% or more of the corporation's voting stock.

The effect of these provisions may be to deter hostile takeovers involving tender offers or other off-market acquisitions of shares that are made at above-market prices. In addition, persons attempting to acquire control often make market purchases that increase the market price of a company's stock. Because these anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of our common stock, holders of our common stock may be denied the opportunity to sell their shares at a temporarily higher market price.

The Pennsylvania Business Corporation Law of 1988 contains three additional provisions that would have applied to us had we not opted out of them. Our articles of incorporation were amended to opt out of the "control share" provision, which limits the voting power of certain shareholders owning 20% or more of a corporation's voting stock, and our by-laws were amended to opt out of the "disgorgement" provision, which permits a corporation to recover profits from a controlling person or group from the sale of such person's or group's shares in certain situations, and the "control transaction" provision, which provides that if a corporation is involved in a control transaction, the shareholders of such corporation have the right to demand from the controlling person or group payment of the fair value of their shares.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS AND INDEMNIFICATION

Our amended and restated by-laws provide that none of our directors shall be personally liable to us or our shareholders to the maximum extent permitted by law. The effect of this provision is to limit our ability and the ability of our shareholders to recover monetary damages from a director for a breach of certain fiduciary duties (including breaches resulting from grossly negligent conduct). This provision does not, however, exonerate a director from liability (i) pursuant to any criminal statute or (ii) for the payment of taxes pursuant to federal, state or local law. Our amended and restated by-laws provide for indemnification of our officers and directors to the maximum extent permitted by law, unless a court has determined that the act or failure to act constituted willful misconduct or recklessness.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is StockTrans, Inc., Ardmore, Pennsylvania.

Material U.S. federal tax considerations for non-U.S. holders

The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder. In general, you are a non-U.S. holder if you are, for U.S. federal income tax purposes: a non-resident alien individual, a foreign corporation or a foreign partnership, or an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from common stock. We assume in this discussion that you will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment), and not, for example, for sale to customers in the ordinary course of your trade or business. We do not discuss all aspects of U.S. federal taxation that may be important, or have tax relevance, to you in light of your particular circumstances, such as special tax rules that may apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization or U.S. expatriate. We also do not discuss certain aspects of the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed or described herein or that any position taken by the IRS will not be sustained. We urge you to consult your tax advisors about the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Dividends
Distributions paid on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against, and reduces, your adjusted tax basis in our common stock, and thereafter as capital gain. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a reduction of (or exemption from) withholding taxes or dividends. If the dividend is effectively connected with the conduct of a trade or business in the United States and (if a tax treaty applies) is attributable to a U.S. permanent establishment maintained by you, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below).

To claim the benefit of a tax treaty or an exemption from withholding because the dividend is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide us with a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or in the case of payments made outside the United States to an offshore account, as defined for U.S. federal income tax purposes, other documents or evidence establishing your entitlement to a lower treaty rate or exemption in accordance with U.S. Treasury Regulations. These forms must be periodically updated. Non-U.S. holders who are eligible for a reduced rate of U.S. withholding tax under a tax treaty, may seek a refund of any excess amounts withheld by timely filing an appropriate claim for refund. Moreover, a non-U.S. holder claiming the benefit of a tax treaty must provide notice of such a position to the IRS.

A non-U.S. holder may also have to file an income tax return with the IRS. If a non-U.S. holder is engaged in a United States trade or business, the non-U.S. holder must file an income tax return even if the non-U.S. holder's income is exempt from U.S. taxes under a statute or treaty, or in the case where the non-U.S. holder has no effectively connected income from United States trade or business in a tax year. Non-U.S. holders should consult with their own tax advisors regarding U.S. income tax filing requirements for their particular situations.

Material U.S. federal tax considerations for non-U.S. holders
--------------------------------------------------------------------------------

If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty.

Gain on disposition
A non-U.S. holder generally will not be subject to U.S. federal income tax, or withholding, on gain recognized (or proceeds received) on a sale or other disposition of our common stock unless any one of the following is true:

o the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-U.S. holder; or

o the non-U.S. holder is an individual, holds stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the disposition.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally (and, for corporate holders under certain circumstances, the branch profits tax), but will generally not be subject to withholding. Gains described in the second bullet point above, to the extent not offset by U.S. source capital losses, will be subject to a flat 30% U.S. Federal income tax, but will generally not be subject to withholding. In both cases, non-U.S. holders will be required to file a U.S. income tax return. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. federal estate taxes
Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding
Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to the non-U.S. holder and the amount of tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because, for example, the dividends were effectively connected with a trade or business conducted by the recipient in the United States, or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which a non-U.S. holder is a citizen and/or a resident.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents (or other withholding agents) to a non-U.S. holder of our common stock or with respect to dispositions of our common stock by a non-U.S. holder if the non-U.S. holder has provided us with a U.S. taxpayer identification number or the required certification that the non-U.S. holder is not a U.S. person.

Backup withholding (as well as regular withholding, as described above) is not an additional tax. Rather, amounts that are withheld under the backup (or regular) withholding rules are potentially eligible to be refunded or credited against the non-U.S. holder's federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current Treasury Regulations.

Underwriting

We, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares of our common stock being offered. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.


                                                                       Number of
Underwriters                                                             Shares
--------------------------------------------------------------------------------
UBS Warburg LLC ....................................................
Banc of America Securities LLC .....................................
Wachovia Securities, Inc. ..........................................
SunTrust Capital Markets, Inc. .....................................
                                                                       ---------
Total ..............................................................   3,850,000
                                                                       =========


The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered if any shares are purchased, other than those covered by the over-allotment option described below.

We and one of our shareholders have granted the underwriters an option to purchase up to 577,500 additional shares at the public offering price, less the underwriting discount and commissions, set forth on the cover of this prospectus to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discount and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 577,500 shares.


                                                                                         Paid by the selling
                                                                                            shareholders            Paid by us
                                                                                         -------------------    -------------------
                                                                                           No         Full         No        Full
                                                                                        Exercise    Exercise    Exercise   Exercise
-----------------------------------------------------------------------------------------------------------------------------------
Per share ...........................................................................      $          $           $          $
Total ...............................................................................      $          $           $          $


We estimate that the total expenses of the offering payable by us, excluding the underwriting discount and commissions, will be approximately $1.1 million.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $__ per share. Securities dealers may reallow a concession not in excess of $__ per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We, each of our directors and executive officers and the selling shareholders have agreed with the underwriters not to sell, offer to sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, or in our case file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock or other similar securities during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC.

Underwriting
--------------------------------------------------------------------------------

In addition, in connection with this offering certain of the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases no higher than these independent bids in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We and the selling shareholders have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, the underwriters and their affiliates have in the past performed, and may continue to perform, investment banking, broker-dealer, lending, financial advisory, or other services for us, including the provision of certain advisory services and making loans to us, for which they have received, or may receive, customary compensation. Affiliates of UBS Warburg LLC, Banc of America Securities LLC, Wachovia Securities, Inc. and SunTrust Capital Markets, Inc. are lenders under our revolving credit facility and our term loan facility.

Affiliates of UBS Warburg LLC, Banc of America Securities LLC, Wachovia Securities, Inc. and SunTrust Capital Markets, Inc. will each receive more than 10% of the net proceeds of this offering upon the repayment of amounts outstanding under our new credit facility, and therefore this offering is being conducted in accordance with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

Validity of the securities

The validity of the common stock offered by us and the selling shareholders and other legal matters in connection with this offering will be passed upon for us by Fox, Rothschild, O'Brien & Frankel, LLP, Philadelphia, Pennsylvania. The validity of the common stock offered by us will be passed upon for the underwriters by Sullivan & Cromwell, Los Angeles, California.


Experts

The consolidated financial statements of Right Management Consultants, Inc. and its subsidiaries as of December 31, 2001, 2000 and 1999 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of Arthur Andersen LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. We have not been able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act after reasonable efforts. Accordingly, investors will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

The consolidated financial statements of Atlas Group Holdings Limited and subsidiaries as at December 31, 2001 and 2000 and for each of the years then ended incorporated in this prospectus by reference from the Right Management Consultants, Inc. Form 8-K/A (Amendment No. 1) dated June 4, 2002 have been audited by Deloitte & Touche, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the internet at the SEC's web site at http:// www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC public reference room referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is completed.

o Our Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 28, 2002;

o   Our Current Report on Form 8-K, filed on April 5, 2002;

o   Our Current Report on Form 8-K, filed on April 12, 2002;

o   Our Current Report on Form 8-K/A, filed on April 22, 2002;

o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002; and

o   Our Current Report on Form 8-K/A, filed on June 4, 2002;

o The description of our common stock contained in our registration statement on Form 8-A, filed on March 31, 1987, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Right Management Consultants, Inc.
1818 Market Street, 33rd Floor
Philadelphia, PA 19103
(215) 988-1588
Attn: Charles J. Mallon, Executive Vice President and Chief Financial Officer

                                      LOGO
                                      RIGHT
                            -------------------------
                            MANAGEMENT CONSULTANTS(R)

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

              ITEM 14. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

         The following table sets forth the fees and expenses payable in connection with the issuance and distribution of the securities other than the underwriting discount. All of such expenses except the Securities and Exchange Commission registration fee and NASD filing fee are estimated:

Securities and Exchange Commission registration fee.........   $    11,324

Printing expense............................................       125,000

Accounting fees and expenses................................       350,000

Legal fees and expenses.....................................       500,000

NASDAQ National Market listing fee..........................        17,500

NASD filing fee.............................................        12,808

Transfer agent fees.........................................        10,000

Miscellaneous...............................................       100,000



--------------
         Total..............................................   $ 1,126,632
                                                               ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         To the fullest extent permitted by the Pennsylvania Business Corporation Law of 1988, we are required to indemnify our directors and officers. Our by-laws provide that any director or officer who was or is a party to, or is threatened to be made a party to, any proceeding by reason of the fact that they are or were a director or officer or are or were serving in any capacity for another entity at the request of or for the benefit of us shall be indemnified by us against any liability (including attorneys fees) reasonably incurred by them in connection with such proceeding unless a court has determined that the act or failure to act constituted willful misconduct or recklessness. We are also required to promptly pay for or reimburse all expenses incurred by a director or officer in advance of the final disposition of the proceeding if the director or officer agrees to repay such advance if it is ultimately determined that they are not entitled to such indemnification. We are authorized to purchase and maintain insurance against our indemnification obligations, or to insure any person who is or was our director, officer, employee or agent against any liability asserted against or incurred by them in any such capacity or arising from their status as such, whether or not we have the power to indemnify them against such liability. We currently maintain directors and officers liability insurance. We are also empowered, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer against liability, whether occurring before or after the execution of the contract. Except to the extent contrary to our articles of incorporation, by-laws or the Pennsylvania Business Corporation Law of 1988, we are not prevented or restricted from making or providing for indemnities in addition to those provided in our by-laws.

         The Underwriting Agreement provides for indemnification by the underwriters of our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, under certain circumstances.

ITEM 16. EXHIBITS


Exhibit No.                Description
-----------                -----------


1.1*                       Form of Underwriting Agreement.

5.1*                       Opinion of Fox, Rothschild, O'Brien & Frankel, LLP.

8.1*                       Opinion of Fox, Rothschild, O'Brien & Frankel, LLP.

21.*                       Subsidiaries of the Company.

23.1*                      Consent of Fox, Rothschild, O'Brien & Frankel, LLP.
                           (included in Exhibits 5.1 and 8.1).

23.2                       Consent of Deloitte & Touche.


-------------
* Previously filed.


ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

         For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.


         For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 25th day of June, 2002.


                                     RIGHT MANAGEMENT CONSULTANTS, INC.

                                     By /s/ JOHN J. GAVIN
                                     ------------------------
                                     John J. Gavin, President




         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              Signatures                 Title                                  Date
             ------------                ------                                 -------
         *                               Chairman of the Board
-------------------------------------    and Chief Executive Officer            June 25, 2002
Richard J. Pinola

         *                               Chief Financial                        June 25, 2002
-------------------------------------    Officer and Principal
Charles J. Mallon                        Accounting Officer

         *                               Director                               June 25, 2002
-------------------------------------
Frank P. Louchheim

         *                               Director                               June 25, 2002
-------------------------------------
Joseph T. Smith

/s/ JOHN J. GAVIN                        Director                               June 25, 2002
-------------------------------------
John J. Gavin

         *                               Director                               June 25, 2002
-------------------------------------
Larry A. Evans

         *                               Director                               June 25, 2002
-------------------------------------
John R. Bourbeau

         *                               Director                               June 25, 2002
-------------------------------------
Oliver S. Franklin

         *                               Director                               June 25, 2002
-------------------------------------
Rebecca J. Maddox

         *                               Director                               June 25, 2002
--------------------------------------
Catherine Y. Selleck

         *                               Director                               June 25, 2002
---------------------------------------
Frederick R. Davidson

         *                               Director                               June 25, 2002
---------------------------------------
Stephen Johnson

*By: /s/ John J. Gavin
     ----------------------------------
     John J. Gavin
     Attorney-In-Fact